SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

June 30, 2009
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

August 4, 2009

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited financial statements of the Company for the six months ended June 30, 2009.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

COVER SHEET

 P      W      -      5      5

     S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534

Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,226		N/A
As at June 30, 2009	N/A

Total No. of Stockholders	Domestic Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU

Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended June 30, 2009

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	186,808,233 shares as at June 30, 2009

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1.	Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations 1

Financial Highlights and Key Performance Indicators 2
Overview 3
Results of Operations 4

Wireless 5

Revenues 5
Expenses 11
Other Income (Expenses) 13
Provision for Income Tax 14
Net Income 14

Fixed Line 14

Revenues 14
Expenses 18
Other Income (Expenses) 19
Provision for Income Tax 20
Net Income 20

Information and Communications Technology 20

Revenues 20
Expenses 22
Other Income 23
Provision for (Benefit from) Income Tax 24
Net Income 24

Liquidity and Capital Resources 24

Operating Activities 25
Investing Activities 26
Financing Activities 26

Off-Statement of Financial Position Arrangements 29

Equity Financing 29

Contractual Obligations and Commercial Commitments 29

Quantitative and Qualitative Disclosures about Market Risks 30
Impact of Inflation and Changing Prices 31

PART II – OTHER INFORMATION 31

Related Party Transactions 33

ANNEX – Aging of Accounts Receivable A-1

SIGNATURES S-1

PART I –– FINANCIAL INFORMATION

Item 1. Financial Statements

Our consolidated financial statements as at June 30, 2009 (unaudited) and December 31, 2008 (audited) and for the six months ended June 30, 2009 and 2008 (unaudited) and related notes (pages

F-1 to F-110) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which has certain differences from International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differ in certain significant respects from generally accepted accounting principles in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php48.16 to US$1.00, the volume weighted average exchange rate at June 30, 2009 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	June 30,	December 31,	Increase (Decrease)
	2009	2008	Amount	%
(in millions, except for earnings per common share, operational data and exchange rates)	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	Php261,703	Php252,558	Php9,145	4
Property, plant and equipment – net	158,944	160,326	(1,382)	(1)
Cash and cash equivalents and short-term investments	43,635	40,354	3,281	8
Total equity attributable to equity holders of PLDT	99,297	105,531	(6,234)	(6)
Notes payable and long-term debt	82,461	73,911	8,550	12
Net debt(1) to equity ratio	0.39x	0.32x	–	–
	Six Months Ended June 30,		Increase (Decrease)

	2009	2008	Amount	%

	(Unaudited)
Consolidated Income Statements
Revenues	Php74,078	Php71,604	Php2,474	3
Expenses	43,318	40,887	2,431	6
Other expenses	2,443	648	1,795	277
Income before income tax	28,317	30,069	(1,752)	(6)
Net income attributable to equity holders of PLDT	19,720	19,270	450	2
Pre-tax income margin	38%	42%	–	–
Net income margin	27%	27%	–	–
Earnings per common share
Basic	104.22	100.90	3.32	3
Diluted	104.20	100.89	3.31	3
Consolidated Statements of Cash Flows
Net cash provided by operating activities	34,348	40,386	(6,038)	(15)
Net cash used in investing activities	5,484	8,603	(3,119)	(36)
Capital expenditures	10,666	8,684	1,982	23
Net cash used in financing activities	21,091	31,272	(10,181)	(33)
Operational Data
Number of cellular subscribers	38,520,030	33,241,026	5,279,004	16
Number of fixed line subscribers	1,786,462	1,788,571	(2,109)	–
Number of broadband subscribers	1,215,490	757,670	457,820	60
Fixed Line	509,687	335,016	174,671	52
Wireless	705,803	422,654	283,149	67
Number of employees	29,177	30,584	(1,407)	(5)
Fixed Line	8,066	8,028	38	–
Wireless	5,455	5,592	(137)	(2)
Information and Communications Technology	15,656	16,964	(1,308)	(8)

Exchange Rates	Php per US$
June 30, 2009	Php48.16
December 31, 2008	47.65
June 30, 2008	44.90
December 31, 2007	41.41

(1)	Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Pilipino Telephone Corporation, or Piltel, and Connectivity Unlimited Resources Enterprises, or CURE, our cellular service providers; Smart Broadband, Inc., or SBI, and Airborne Access Corporation, or Airborne Access, our wireless broadband providers; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite, and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operators;

•	Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), Bonifacio Communications Corporation, Philcom Corporation, or Philcom, and PLDT Global Corporation, or PLDT Global, all of which together account for approximately 3% of our consolidated fixed line subscribers; and

•	Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, and BayanTrade, Inc.; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer interaction services provided under the umbrella brand name ePLDT Ventus, through ePLDT Ventus, Inc., or Ventus, Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, netGames, Inc., or netGames, and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures to the accompanying unaudited consolidated financial statements.

We registered consolidated revenues of Php74,078 million in the first half of 2009, an increase of Php2,474 million, or 3%, as compared with Php71,604 million in the same period in 2008 primarily due to an increase in our service revenues by Php2,522 million resulting largely from an increase in the service revenues of our wireless business, which was primarily due to an increase in the number of our cellular and broadband subscribers.

Consolidated expenses increased by Php2,431 million, or 6%, to Php43,318 million in the first half of 2009 from Php40,887 million in the same period in 2008, largely resulting from increases in compensation and employee benefits, depreciation and amortization, rent, and repairs and maintenance partly offset by lower professional and other contracted services, taxes and licenses, communication, training and travel, and selling and promotions expenses.

Consolidated other expenses increased by Php1,795 million, or 277%, to Php2,443 million in the first half of 2009 as compared with Php648 million in the same period in 2008. The increase was primarily due to the combined effects of the following: (i) losses on derivative financial instruments of Php1,631 million in the first half of 2009 as against gains on derivative financial instruments of Php4,001 million in the same period in 2008 on account of a loss on mark-to-market valuation on principal only currency swaps and the effect of the de-designation of foreign currency swaps and option contracts in the first half of 2008; (ii) a decrease in foreign exchange losses by Php3,263 million on account of lower loss on revaluation of net foreign currency-denominated liabilities owing to lower depreciation of the Philippine peso in the first half of 2009; (iii) a decrease in net financing costs by Php105 million mainly due to lower interest on loans and related items on account of lower debt level; and (iv) higher interest income of Php12 million due to higher average level of cash balances.

Net income attributable to equity holders of PLDT increased by Php450 million, or 2%, to Php19,720 million in the first half of 2009 from Php19,270 million in the same period in 2008. The increase is mainly attributable to an increase in consolidated revenues by Php2,474 million, a decrease in the consolidated provision for income tax by Php2,391 million due to a reduction in the regular corporate income tax rate from 35% to 30% beginning in January 2009 and availment of optional standard deduction in the computation of income tax by our wireless business units, partially offset by increases in consolidated expenses and other expenses by Php2,431 million and Php1,795 million, respectively. Likewise, our consolidated basic and diluted earnings per common share increased to Php104.22 and Php104.20, respectively, in the first half of 2009 from Php100.90 and Php100.89, respectively, in the same period in 2008. In the first half of 2009, as a result of the share buyback program implemented in 2008, there were 186.8 million PLDT common shares outstanding as compared with 187.5 million in the same period in 2008.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues, expenses, other income (expenses) and net income for the six months ended June 30, 2009 and 2008. The majority of our revenues are derived from our operations within the Philippines.

							Inter-segment
	Wireless		Fixed Line			ICT	Transactions	Total
					(in millions)
For the six months ended June 30, 2009 (Unaudited)
Revenues	Php48,972		Php25,548		Php5,453		(Php5,895)	Php74,078
Expenses	25,350		18,440		5,447		(5,919)	43,318
Other income (expenses)	724		(3,125)		38		(80)	(2,443)
Income before income tax	24,346		3,983		44		(56)	28,317
Net income	17,437		2,871		2		(39)	20,271
Net income attributable to equity holders of PLDT	16,887		2,868		4		(39)	19,720
For the six months ended June 30, 2008 (Unaudited)
Revenues	46,690		24,762		5,165		(5,013)	71,604
Expenses	23,528		17,191		5,209		(5,041)	40,887
Other income (expenses)	(1,574)		952		46		(72)	(648)
Income before income tax	21,588		8,523		2		(44)	30,069
Net income	13,969		5,699		8		(44)	19,632
Net income attributable to equity holders of PLDT	13,587		5,697		30		(44)	19,270
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues	Php2,282	5	Php786	3	Php288	6	(Php882)	Php2,474	3
Expenses	1,822	8	1,249	7	238	5	(878)	2,431	6
Other income (expenses)	2,298	146	(4,077)	(428)	(8)	(17)	(8)	(1,795)	(277)
Income before income tax	2,758	13	(4,540)	(53)	42	2,100	(12)	(1,752)	(6)
Net income	3,468	25	(2,828)	(50)	(6)	(75)	5	639	3
Net income attributable to equity holders of PLDT	3,300	24	(2,829)	(50)	(26)	(87)	5	450	2

Wireless

Revenues

The following table summarizes our unaudited total revenues from our wireless business for the six months ended June 30, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Wireless Services:
Service Revenues:
Cellular	Php44,610	91	Php43,013	92	Php1,597	4
Wireless broadband, satellite and others	3,466	7	2,767	6	699	25

	48,076	98	45,780	98	2,296	5
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	896	2	910	2	(14)	(2)
Total Wireless Revenues	Php48,972	100	Php46,690	100	Php2,282	5

Service Revenues

Our wireless service revenues increased by Php2,296 million, or 5%, to Php48,076 million in the first half of 2009 as compared with Php45,780 million in the same period in 2008, mainly as a result of the growth in the cellular and wireless broadband subscriber base. In particular, revenues from short messaging service, or SMS, increased due to the larger cellular subscriber base, and lower dealer discounts and interconnection expense. Voice revenues also increased due to the growth in international inbound call volumes in the first half of 2009 as compared with the same period in 2008. Such increases were also complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues from Php42.00 in the first half of 2008 to Php47.83 in the same period in 2009. However, because the growth in our subscriber base was mainly in the lower income segment of the Philippine wireless market, average monthly cellular ARPUs for the first half of 2009 were lower as compared with the same period in 2008. As a percentage of our total wireless revenues, service revenues contributed 98% in each of the first half of 2009 and 2008.

Cellular Service

Our cellular service revenues in the first half of 2009 amounted to Php44,610 million, an increase of Php1,597 million, or 4%, from Php43,013 million in the same period in 2008. Cellular service revenues accounted for 93% of our wireless service revenues in the first half of 2009 as compared with 94% in the same period in 2008.

The following table shows the breakdown of our unaudited cellular service revenues and other key measures of our cellular business as at and for the six months ended June 30, 2009 and 2008:

			Increase
	2009	2008	Amount	%
		(in millions)
Cellular service revenues	Php44,610	Php43,013	Php1,597	4
By service type	43,310	41,879	1,431	3
Prepaid	40,073	38,805	1,268	3
Postpaid	3,237	3,074	163	5
By component	43,310	41,879	1,431	3
Voice	19,064	18,116	948	5
Data	24,246	23,763	483	2
Others(1)	1,300	1,134	166	15
__________

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and share in PLDT’s WeRoam and PLDT Landline Plus services, a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2009	2008	Amount	%
Cellular subscriber base	38,520,030	33,241,026	5,279,004	16
Prepaid	38,094,820	32,893,002	5,201,818	16
Smart	21,444,934	20,410,065	1,034,869	5
Piltel	16,584,562	12,482,937	4,101,625	33
CURE (1)	65,324	–	65,324	100
Postpaid	425,210	348,024	77,186	22
Systemwide traffic volumes (in millions)
Calls (in minutes)	3,598	3,317	281	8
Domestic – outbound	2,139	1,940	199	10
International	1,459	1,377	82	6
Inbound	1,360	1,265	95	8
Outbound	99	112	(13)	(12)
SMS count	138,762	121,354	17,408	14
Text messages	137,918	120,515	17,403	14
Domestic	137,764	120,369	17,395	14
Bucket-Priced	127,425	107,321	20,104	19
Standard	10,339	13,048	(2,709)	(21)
International	154	146	8	5
Value-Added Services	835	824	11	1
Financial Services	9	15	(6)	(40)

(1) The red mobile brand was launched in November 2008.

Revenues attributable to our cellular prepaid service amounted to Php40,073 million in the first half of 2009, a 3% increase over the Php38,805 million earned in the same period in 2008. Prepaid service revenues accounted for 93% of voice and data revenues in each of the first half of 2009 and 2008. Revenues attributable to Smart’s postpaid service amounted to Php3,237 million in the first half of 2009, a 5% increase over the Php3,074 million earned in the same period in 2008, and accounted for 7% of voice and data revenues in each of the first half of 2009 and 2008.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php948 million, or 5%, to Php19,064 million in the first half of 2009 from Php18,116 million in the same period in 2008 primarily due to the growth in inbound international call volumes complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar on our dollar-linked revenues from Php42.00 in the first half of 2008 to Php47.83 in the same period in 2009. Cellular voice services accounted for 43% of cellular service revenues in the first half of 2009 as compared with 42% in the same period in 2008.

Domestic outbound calls totaled 2,139 million minutes in the first half of 2009, an increase of 199 million minutes, or 10%, as compared with 1,940 million minutes in the same period in 2008. International inbound and outbound calls totaled 1,459 million minutes in the first half of 2009, an increase of 82 million minutes, or 6%, as compared with 1,377 million minutes in the same period in 2008, mainly due to an increase in cellular subscriber base.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as VAS, increased by Php483 million, or 2%, to Php24,246 million in the first half of 2009 from Php23,763 million in the same period in 2008. Cellular data services accounted for 54% and 55% of cellular service revenues in the first half of 2009 and 2008, respectively.

The following table shows the breakdown of our unaudited cellular data revenues for the six months ended June 30, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
		(in millions)
Text messaging
Domestic	Php22,203	Php21,558	Php645	3
Bucket-Priced	13,850	13,433	417	3
Standard	8,353	8,125	228	3
International	791	968	(177)	(18)

	22,994	22,526	468	2

Value-added services
Standard(1)	525	748	(223)	(30)
Rich Media(2)	500	227	273	120
Pasa Load	213	235	(22)	(9)

	1,238	1,210	28	2

Financial services
Smart Money	12	25	(13)	(52)
Mobile Banking	2	2	–	–

	14	27	(13)	(48)

Total	Php24,246	Php23,763	Php483	2

(1) Includes standard services such as info-on-demand, ringtone and logo download, etc.
(2) Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.

Text messaging-related services contributed revenues of Php22,994 million in the first half of 2009, an increase of Php468 million, or 2%, as compared with Php22,526 million in the same period in 2008, and accounted for 95% of the total cellular data revenues in each of the first half of 2009 and 2008. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings complemented by an increase in our standard texting services. Text messaging revenues from the various bucket-priced plans totaled Php13,850 million in the first half of 2009, an increase of Php417 million, or 3%, as compared with Php13,433 million in the same period in 2008. Likewise, standard text messaging revenues increased by Php228 million to Php8,353 million in the first half of 2009 from Php8,125 million in the same period in 2008.

Standard text messages totaled 10,339 million in the first half of 2009, a decrease of 2,709 million, or 21%, as compared with 13,048 million in the same period in 2008 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in the first half of 2009 totaled 127,425 million, an increase of 20,104 million, or 19%, as compared with 107,321 million in the same period in 2008.

VAS, which contributed revenues of Php1,238 million in the first half of 2009, increased by Php28 million, or 2%, from Php1,210 million in the same period in 2008 primarily due to higher usage of rich media services, partially offset by lower usage of standard services and Pasa Load, which is a service allowing prepaid subscribers to transfer small denominations of airtime credits to other prepaid subscribers, owing to the continued patronage of low-denomination top-ups.

Subscriber Base, ARPU and Churn Rates

At the end of the first half of 2009, Smart, Piltel and CURE cellular subscribers totaled 38,520,030, an increase of 5,279,004, or 16%, over their combined cellular subscriber base of 33,241,026 at the end of the same period in 2008. Our cellular prepaid subscriber base grew by 16% to 38,094,820 in the first half of 2009 from 32,893,002 in the same period in 2008, while our cellular postpaid subscriber base increased by 22% to 425,210 in the first half of 2009 from 348,024 in the same period in 2008. Prepaid subscribers accounted for 99% of our total subscriber base in each of the first half of 2009 and 2008. Prepaid and postpaid subscribers reflected net activations of 3,268,352 and 27,074, respectively, in the first half of 2009.

Our unaudited net subscriber activations for the six months ended June 30, 2009 and 2008 were as follows:

			Increase (Decrease)
	2009	2008	Amount	%
Prepaid	3,268,352	3,193,852	74,500	2
Smart	943,317	412,741	530,576	129
Piltel	2,276,069	2,781,111	(505,042)	(18)
CURE(1)	48,966	–	48,966	100
Postpaid	27,074	6,144	20,930	341

Total	3,295,426	3,199,996	95,430	3

(1) The red mobile brand was launched in November 2008.

For Smart prepaid, the average monthly churn rate for the first half of 2009 and 2008 was 4.3% and 4.8%, respectively, while the average monthly churn rate for Piltel subscribers was 4.3% and 4.2% in the first half of 2009 and 2008, respectively.

The average monthly churn rate for Smart’s postpaid subscribers were 1.7% and 1.4% for the first half of 2009 and 2008, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our unaudited cellular average monthly ARPUs for the six months ended June 30, 2009 and 2008:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2009	2008	Amount	%	2009	2008	Amount	%
Prepaid
Smart	Php270	Php293	(Php23)	(8)	Php214	Php231	(Php17)	(7)
Piltel	172	203	(31)	(15)	141	161	(20)	(12)
CURE(3)	21	–	21	100	12	–	12	100
Prepaid – Blended(4)	228	261	(33)	(13)	183	206	(23)	(11)
Postpaid – Smart	1,839	2,073	(234)	(11)	1,321	1,491	(170)	(11)
Prepaid and Postpaid Blended(5)	246	281	(35)	(12)	195	220	(25)	(11)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3) The red mobile brand was launched in November 2008.

(4) The average monthly ARPU of Smart and Piltel.

(5) The average monthly ARPU of prepaid and postpaid subscribers of Smart and prepaid subscribers of Piltel.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in the first half of 2009 was Php228, a decrease of 13%, as compared with Php261 in the same period in 2008. The decrease was primarily due to a decline in the average outbound and inbound domestic voice and text messaging revenue per subscriber in the first half of 2009 as compared with the same period in 2008. On a net basis, prepaid blended average monthly ARPU in the first half of 2009 was Php183, a decrease of 11%, as compared with Php206 in the same period in 2008.

Gross average monthly ARPU for postpaid subscribers decreased by 11% to Php1,839 while net average monthly ARPU decreased to Php1,321 in the first half of 2009 as compared with Php2,073 and Php1,491 in the same period in 2008, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php246 in the first half of 2009, a decrease of 12%, as compared with Php281 in the same period in 2008. Net average monthly prepaid and postpaid blended ARPU decreased by 11% to Php195 in the first half of 2009 from Php220 in the same period in 2008.

Our average quarterly prepaid and postpaid ARPUs for the first two quarters of 2009 and four quarters of 2008 were as follows:

	Prepaid						Postpaid
	Smart		Piltel		CURE(1)		Smart

	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

2008 (Audited)
First Quarter	292	230	207	163	–	–	2,013	1,472
Second Quarter	294	232	199	159	–	–	2,134	1,510
Third Quarter	285	223	178	148	–	–	2,078	1,505
Fourth Quarter	291	234	192	162	48	39	2,037	1,445
2009 (Unaudited)
First Quarter	Php272	Php216	Php176	Php144	Php25	Php14	Php1,863	Php1,364
Second Quarter	269	212	168	138	16	10	1,816	1,278

(1) The red mobile brand was launched in November 2008.

(2) Gross quarterly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(3) Net quarterly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, rentals received for the lease of Mabuhay Satellite’s transponders, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary. Gross revenues from these services in the first half of 2009 amounted to Php3,466 million, an increase of Php699 million, or 25%, from Php2,767 million in the same period in 2008 principally due to the growth in our wireless broadband business complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar from Php42.00 in the first half of 2008 to Php47.83 in the same period in 2009 on our U.S. dollar and U.S. dollar-linked revenues, partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out.

SBI offers a number of wireless broadband services and had 689,262 subscribers in the first half of 2009 as compared with 407,916 subscribers in the same period in 2008. Wireless broadband revenues contributed Php2,518 million to wireless service revenues in the first half of 2009, increasing by Php570 million, or 29%, as compared with Php1,948 million in the same period in 2008.

SmartBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

In 2007, we introduced SmartBro Plug-It which offers instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. Subscribers may avail of various plans where monthly fees depend on internet speeds, ranging from 384 Kbps to up to 2 Mbps, and hours of internet usage. On April 13, 2008, we launched the SmartBro Plug-It Prepaid which offers 30-minute internet access for every Php10 worth of load. In March 2009, we introduced SmartBro Share-It, which allows users to share their broadband access with other computers in a home network via a WiFi router. SmartBro Share-It runs on a High Speed Packet Access, or HSPA, network ready for transfer capacities of up to 2 Mbps. The monthly service fee of Php999 includes 90 hours per month of high-speed internet usage.

On May 24, 2009, Smart introduced Sandbox, the latest web platform from Smart which unites social networking, online media content downloading, as well as web services. Browsing on the portal is free of charge but downloading content is charged accordingly. Content is delivered straight to the subcriber’s mobile and the cost for any requested music, game and video is automatically charged to the subscriber’s prepaid load or added to the monthly service fee for postpaid subscribers.

On June 26, 2009, Smartalk, Smart’s unlimited voice offering, was made available to all Smart Buddy and Smart Gold subscribers nationwide. The new service does not require any changes in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to over the 38 million mobile phone users on the Smart network. Smart subscribers will be able to avail of the service, via registration, by purchasing loads for unlimited calls which come in two denominations: “Smartalk 100” which for Php100 offers five days of unlimited calls and “Smartalk 500” which offers 30 days of unlimited calls to any subscriber on the Smart network for only Php500.

We also offer PLDT WeRoam, a wireless broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). This service had 16,541 subscribers in the first half of 2009 as compared with 14,738 subscribers in the same period in 2008 and contributed Php115 million to our data revenues in the first half of 2009, increasing by Php32 million, or 39%, as compared with Php83 million in the same period in 2008.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php14 million, or 2%, to Php896 million in the first half of 2009 as compared with Php910 million in the same period in 2008 primarily due to the lower sales volume of cellular phonekits and SIM-packs partly offset by increased sales of broadband data modems.

Expenses

Expenses associated with our wireless business in the first half of 2009 amounted to Php25,350 million, an increase of Php1,822 million, or 8%, from Php23,528 million in the same period in 2008. A significant portion of this increase was attributable to compensation and employee benefits, rent, depreciation and amortization, cost of sales, and repairs and maintenance partially offset by lower expenses related to selling and promotions, taxes and licenses, and asset impairment. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 52% and 50% in the first half of 2009 and 2008, respectively.

Cellular business expenses accounted for 86% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 14% of our wireless business expenses in the first half of 2009 as compared with 88% and 12%, respectively, in the same period in 2008.

The following table summarizes the breakdown of our unaudited total wireless-related expenses for the six months ended June 30, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Wireless Services:
Depreciation and amortization	Php6,520	26	Php6,188	26	Php332	5
Rent	5,234	21	4,604	20	630	14
Compensation and employee benefits(1)	3,176	13	2,381	10	795	33
Repairs and maintenance	2,277	9	2,156	9	121	6
Cost of sales	2,120	8	1,938	8	182	9
Selling and promotions	2,084	8	2,206	10	(122)	(6)
Professional and other contracted services	1,245	5	1,239	5	6	–
Taxes and licenses	857	3	935	4	(78)	(8)
Communication, training and travel	471	2	524	2	(53)	(10)
Asset impairment	446	2	505	2	(59)	(12)
Insurance and security services	375	1	352	2	23	7
Amortization of intangible assets	67	–	66	–	1	2
Other expenses	478	2	434	2	44	10

Total	Php25,350	100	Php23,528	100	Php1,822	8

(1) Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php332 million, or 5%, to Php6,520 million in the first half of 2009 principally due to increased depreciation on the growing asset base of 3G and broadband networks, and broadband customer-deployed equipment, partly offset by a decrease in the depreciable asset base of our 2G network.

Rent expenses increased by Php630 million, or 14%, to Php5,234 million on account of an increase in international and domestic circuits leased by Smart from PLDT, as well as higher site and rental expenses. In the first half of 2009, we had 5,433 GSM cell sites and 8,742 base stations, as compared with 5,199 GSM cell sites and 7,495 base stations in the same period in 2008.

Compensation and employee benefits expenses increased by Php795 million, or 33%, to Php3,176 million primarily due to merit-based increases and employee upgrades and promotions coupled with increased provisions for LTIP, MRP and pension costs. Smart and subsidiaries’ employee headcount decreased by 138 to 5,401 in the first half of 2009 as compared with 5,539 in the same period in 2008. For further discussion of our LTIP, please see Note 25 – Share-based Payments and Employee Benefits to the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php121 million, or 6%, to Php2,277 million mainly due to an increase in network maintenance costs and electricity consumption partly offset by lower software maintenance expenses and fuel costs for power generation.

Cost of sales increased by Php182 million, or 9%, to Php2,120 million primarily due to higher sales volume of broadband data modems in the first half of 2009, partly offset by the lower volume of phonekits and SIM-packs.

Selling and promotion expenses decreased by Php122 million, or 6%, to Php2,084 million primarily due to decreases in advertising, promotional campaigns and commission expenses.

Professional and other contracted services increased by Php6 million to Php1,245 million primarily due to higher call center and outsourced service fees.

Taxes and licenses decreased by Php78 million, or 8%, to Php857 million primarily due to lower business-related taxes.

Communication, training and travel expenses decreased by Php53 million, or 10%, to Php471 million primarily due to lower fuel costs for vehicles and lower training and travel expenses incurred in the first half of 2009.

Asset impairment decreased by Php59 million, or 12%, to Php446 million mainly due to the impairment on investment in ACeS International Limited through ACeS Philippines in 2008. Such decrease in impairment was partially offset by higher provision for doubtful accounts on receivables.

Insurance and security services increased by Php23 million, or 7%, to Php375 million primarily due to higher site security expense.

Other expenses increased by Php44 million, or 10%, to Php478 million primarily due to higher various business and wireless operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our unaudited total wireless-related other expenses for the six months ended June 30, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses):		(in millions)
Interest income	Php665	Php652	Php13	2
Losses on derivative financial instruments – net	(11)	(148)	137	(93)
Foreign exchange losses – net	(64)	(1,100)	1,036	(94)
Financing costs – net	(1,203)	(1,098)	(105)	10
Others	1,337	120	1,217	1,014

Total	Php724	(Php1,574)	Php2,298	146

Our wireless business segment generated other income – net of Php724 million in the first half of 2009, an improvement of Php2,298 million, or 146%, from other expenses – net of Php1,574 million in the same period in 2008 primarily due to the combined effects of the following: (1) increase in other income by Php1,217 million mainly due to Smart’s 2008 tax adjustments; (2) lower net foreign exchange losses by Php1,036 million on account of a lower loss on the revaluation of net foreign currency-denominated liabilities owing to lower depreciation of the Philippine peso in the first half of 2009; and (3) lower net losses on derivative financial instruments by Php137 million relating to the loss in the mark-to-market valuation of forward foreign exchange contracts.

Provision for Income Tax

Provision for income tax decreased by Php710 million, or 9%, to Php6,909 million in the first half of 2009 from Php7,619 million in the same period in 2008. In the first half of 2009, the effective tax rate for our wireless business was 28% as compared with 35% in the same period in 2008 mainly due to reduction in the regular corporate income tax rate from 35% to 30% beginning in January 2009 and availment of optional standard deduction in the computation of regular corporate income tax.

Net Income

Our wireless business segment recorded a net income of Php17,437 million in the first half of 2009, an increase of Php3,468 million, or 25%, from Php13,969 million recorded in the same period in 2008 on account of a Php2,296 million increase in wireless service revenues, higher other income – net by Php2,298 million and lower provision for income tax by Php710 million, partially offset by an increase in wireless-related expenses of Php1,822 million.

Fixed Line

Revenues

Revenues generated from our fixed line business in the first half of 2009 totaled Php25,548 million, an increase of Php786 million, or 3%, from Php24,762 million in the same period in 2008.

The following table summarizes the unaudited total revenues from our fixed line business for the six months ended June 30, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php7,845	31	Php8,031	32	(Php186)	(2)
International long distance	3,196	12	3,669	15	(473)	(13)
National long distance	3,186	12	3,244	13	(58)	(2)
Data and other network	10,468	41	8,951	36	1,517	17
Miscellaneous	722	3	688	3	34	5

	25,417	99	24,583	99	834	3
Non-Service Revenues:
Sale of computers	131	1	179	1	(48)	(27)
Total Fixed Line Revenues	Php25,548	100	Php24,762	100	Php786	3

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php834 million, or 3%, to Php25,417 million in the first half of 2009 from Php24,583 million in the same period in 2008 primarily due to an increase in revenues from our data and other network services as a result of higher revenues contributed by our DSL and Diginet services, and miscellaneous services, partially offset by the decrease in revenues from our international long distance, local exchange and national long distance services.

Local Exchange Service

The following table summarizes the key measures of our unaudited local exchange service business as at and for the six months ended June 30, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
Total local exchange service revenues (in millions)	Php7,845	Php8,031	(Php186)	(2)
Number of fixed line subscribers	1,786,462	1,788,571	(2,109)	–
Postpaid	1,559,465	1,535,050	24,415	2
Prepaid	226,997	253,521	(26,524)	(10)
Number of fixed line employees	8,066	8,028	38	–
Number of fixed line subscribers per employee	221	223	(2)	(1)

Revenues from our local exchange service decreased by Php186 million, or 2%, to Php7,845 million in the first half of 2009 from Php8,031 million in the same period in 2008 primarily owing to a decrease in average revenue per user on account of lower fixed charges due to bundling of voice and data services, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus, increase in demand for bundled voice and data services and higher service connection charges. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 31% in the first half of 2009 as compared with 33% in the same period in 2008.

In March 2007, PLDT launched PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone which can be brought around the area where it was applied for. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. In March 2008, we introduced the prepaid counterpart of PLDT Landline Plus. As at June 30, 2009, there were a total of 155,832 active PLDT Landline Plus subscribers, of which 81,114 and 74,718 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

The following table shows our unaudited fixed line international long distance service revenues and call volumes for the six months ended June 30, 2009 and 2008:

			Decrease
	2009	2008	Amount	%
Total international long distance service revenues (in millions)	Php3,196	Php3,669	(Php473)	(13)
Inbound	2,619	2,974	(355)	(12)
Outbound	577	695	(118)	(17)
International call volumes (in million minutes, except call ratio)	927	1,013	(86)	(8)
Inbound	820	889	(69)	(8)
Outbound	107	124	(17)	(14)
Inbound-outbound call ratio	7.7:1	7.2:1	–	–

Our total international long distance service revenues decreased by Php473 million, or 13%, to Php3,196 million in the first half of 2009 from Php3,669 million in the same period in 2008 primarily due to a decrease in inbound and outbound call volumes due to cellular substitution and the availability of alternative economical modes of communications, such as email, text messaging and/or VoIP calls with lower international calling rates, among others, partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in the first half of 2009. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 13% in the first half of 2009 from 15% in the same period in 2008.

Our revenues from inbound international long distance service decreased by Php355 million, or 12%, to Php2,619 million in the first half of 2009 from Php2,974 million in the same period in 2008 due to a decline in inbound traffic volume by 69 million minutes to 820 million minutes in the first half of 2009 with more traffic terminating to cellular operators where the net revenue retained by us is lower. The decreasing effect was partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar which increased our inbound international long distance revenues, since settlement charges for inbound calls are primarily billed in U.S. dollars.

Our revenues from outbound international long distance service decreased by Php118 million, or 17%, to Php577 million in the first half of 2009 from Php695 million in the same period in 2008 primarily due to the decline in outbound international call volumes partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar from Php42.00 in the first half of 2008 to Php47.83 in the same period in 2009, resulting in an increase in the average billing rates to Php47.85 in the first half of 2009 from Php41.55 in the same period in 2008.

National Long Distance Service

The following table shows our unaudited national long distance service revenues and call volumes for the six months ended June 30, 2009 and 2008:

			Decrease
	2009	2008	Amount	%
Total national long distance service revenues (in millions)	Php3,186	Php3,244	(Php58)	(2)
National long distance call volumes (in million minutes)	1,003	1,026	(23)	(2)

Our national long distance service revenues decreased by Php58 million, or 2%, to Php3,186 million in the first half of 2009 from Php3,244 million in the same period in 2008 primarily due to a decrease in call volumes, partially offset by an increase in average revenue per minute for our national long distance services due to ceasing certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues decreased to 12% in the first half of 2009 from 13% in the same period in 2008.

Data and Other Network Services

The following table shows information of our unaudited data and other network service revenues for the six months ended June 30, 2009 and 2008:

			Increase
	2009	2008	Amount	%
Data and other network service revenues (in millions)	Php10,468	Php8,951	Php1,517	17
Number of DSL broadband subscribers	509,687	335,016	174,671	52

In the first half of 2009, our data and other network services posted revenues of Php10,468 million, an increase of Php1,517 million, or 17%, as compared with Php8,951 million in the same period in 2008 primarily due to increases in leased lines, IP-based and packet-based data services, particularly global data connectivity and PLDT DSL, partially offset by a decrease in PLDT Vibe service subscribers. The percentage contribution of this service segment to our fixed line service revenues increased to 41% in the first half of 2009 from 36% in the same period in 2008.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted at enterprises and VAS providers.

DSL contributed revenues of Php3,294 million in the first half of 2009, an increase of Php768 million, or 30%, as compared with Php2,526 million in the same period in 2008 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower-priced promotional plans. DSL subscribers increased by 52% to 509,687 subscribers in the first half of 2009 from 335,016 subscribers in the same period in 2008.

The continued growth in data services revenues can be attributed to the consistent growth of the global data business and domestic data business categories.

The steady demand for dedicated international connectivity or private networking from the corporate market, offshore and outsourcing industries, and semiconductor market to use PLDT’s extensive international alliances and domestic data offerings – Fibernet, Arcstar, other Global Service Providers such as BT-Infonet, Orange Business and Verizon; ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate. International data services increased by Php631 million, or 32%, to Php2,575 million in the first half of 2009 from Php1,944 million in the same period in 2008 primarily due to higher I-Gate revenues by Php459 million, or 130%, to Php813 million in the first half of 2009 from Php354 million in the same period in 2008 as a result of Smart’s higher usage and monthly recurring charges.

Domestic data services contributed Php7,891 million in the first half of 2009, an increase of Php884 million, or 13%, as compared with Php7,007 million in the same period in 2008. Growth was driven by the continued increase in DSL subscribers, and IP-VPN and Metro Ethernet, our high-speed wide area networking services, as demand from the offshoring and outsourcing segment continues to increase.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php50 million, or 1%, to Php3,770 million in the first half of 2009 from Php3,720 million in the same period in 2008 mainly due to an increase in Smart’s DFON rental to Php2,936 million in the first half of 2009 from Php2,879 million in the same period in 2008.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In the first half of 2009, these revenues increased by Php34 million, or 5%, to Php722 million from Php688 million in the same period in 2008 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of the first half of 2009 and 2008.

Non-service Revenues

Non-service revenues decreased by Php48 million, or 27%, to Php131 million in the first half of 2009 from Php179 million in the same period in 2008 primarily due to lower computer sales and a decrease in the cost of fixed wireless service handsets.

Expenses

Expenses related to our fixed line business totaled Php18,440 million in the first half of 2009, an increase of Php1,249 million, or 7%, as compared with Php17,191 million in the same period in 2008. The increase was primarily due to higher compensation and employee benefits, rent, selling and promotions, and repairs and maintenance, which were partly offset by decreases in taxes and licenses, cost of sales and professional and other contracted services. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 72% and 69% in the first half of 2009 and 2008, respectively.

The following table shows the breakdown of our unaudited total fixed line-related expenses for the six months ended June 30, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
Fixed Line Services:
Depreciation and amortization	Php6,171	33	Php6,111	35	Php60	1
Compensation and employee benefits(1)	5,142	28	4,088	24	1,054	26
Repairs and maintenance	2,008	11	1,932	11	76	4
Rent	1,430	8	963	6	467	48
Professional and other contracted services	1,070	6	1,077	6	(7)	(1)
Selling and promotions	704	4	598	3	106	18
Asset impairment	502	3	490	3	12	2
Taxes and licenses	454	2	619	4	(165)	(27)
Communication, training and travel	320	2	309	2	11	4
Insurance and security services	271	1	289	2	(18)	(6)
Cost of sales	134	1	271	2	(137)	(51)
Provisions	–	–	14	–	(14)	(100)
Other expenses	234	1	430	2	(196)	(46)

Total	Php18,440	100	Php17,191	100	Php1,249	7

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges increased by Php60 million, or 1%, to Php6,171 million due to a higher depreciable asset base in the first half of 2009 as compared with the same period in 2008.

Compensation and employee benefits expenses increased by Php1,054 million, or 26%, to Php5,142 million primarily due to higher salaries and employee benefits as well as increased provisions for LTIP and pension, and an increase in headcount resulting from the acquisition of Philcom and the transfer of Smart’s corporate business group to PLDT, partially offset by lower provision for MRP costs. For further discussion on our LTIP and pension benefits, please see Note 25 – Share-based Payments and Employee Benefits to the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php76 million, or 4%, to Php2,008 million primarily due to higher maintenance costs of IT hardware and foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in the first half of 2009 as compared with the same period in 2008.

Rent expenses increased by Php467 million, or 48%, to Php1,430 million due to the increase in pole rental charges and international leased circuit charges, partially offset by a decrease in site rental charges.

Professional and other contracted services decreased by Php7 million, or 1%, to Php1,070 million primarily due to lower contracted fees for call center outsourcing project services.

Selling and promotion expenses increased by Php106 million, or 18%, to Php704 million primarily due to higher spending on marketing and promotion expenses as a result of more major advertising campaigns launched in the first half of 2009.

Asset impairment increased by Php12 million, or 2%, to Php502 million mainly due to higher provision for uncollectible receivables.

Taxes and licenses decreased by Php165 million, or 27%, to Php454 million as a result of lower business-related taxes.

Communication, training and travel expenses increased by Php11 million, or 4%, to Php320 million due to increases in foreign and local training and travel expenses and higher mailing and courier charges.

Insurance and security services decreased by Php18 million, or 6%, to Php271 million primarily due to lower insurance and bond premiums.

Cost of sales decreased by Php137 million, or 51%, to Php134 million due to lower computer sales and a decrease in the cost of fixed wireless service handsets.

Other expenses decreased by Php196 million, or 46%, to Php234 million due to lower business and fixed line operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our unaudited total fixed line-related other income (expenses) for the six months ended June 30, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses):		(in millions)
Interest income	Php236	Php227	Php9	4
Foreign exchange losses – net	(254)	(2,594)	2,340	(90)
Gains (losses) on derivative financial instruments – net	(1,622)	4,188	(5,810)	(139)
Financing costs – net	(1,861)	(2,035)	174	(9)
Others	376	1,166	(790)	(68)

	(Php3,125)	Php952	(Php4,077)	(428)

Our fixed line business segment generated other expenses – net of Php3,125 million in the first half of 2009, a decrease of Php4,077 million, or 428%, as compared with other income – net of Php952 million in the same period in 2008. The change was due to the combined effects of the following:

(i) losses on derivative financial instruments of Php1,622 million relating to the loss in the mark-to-market valuation of various financial instruments in the first half of 2009 compared to gains on derivatives of Php4,188 million in the same period in 2008 due to the impact of the de-designation of foreign currency swaps and option contracts in the first half of 2008; (ii) lower net foreign exchange losses by Php2,340 million on account of loss on revaluation of net foreign currency-denominated liabilities owing to lower depreciation of the Philippine peso in the first half of 2009; and (iii) a decrease in net financing costs by Php174 million due to lower interest on loans and related items.

Provision for Income Tax

Provision for income tax amounted to Php1,112 million, a decrease of Php1,712 million, or 61%, in the first half of 2009 as compared with Php2,824 million in the same period in 2008 primarily due to lower taxable income and the reduction in the regular corporate income tax rate from 35% to 30% beginning in January 2009.

Net Income

In the first half of 2009, our fixed line business segment contributed a net income of Php2,871 million, a decrease of Php2,828 million, or 50%, as compared with Php5,699 million in the same period in 2008 mainly as a result of an increase in fixed line-related expenses by Php1,249 million and other expenses by Php4,077 million partially offset by a lower provision for income tax by Php1,712 million and an increase in service revenues by Php834 million.

Information and Communications Technology

Revenues

Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.

In the first half of 2009, our ICT business generated revenues of Php5,453 million, an increase of Php288 million, or 6%, as compared with Php5,165 million in the same period in 2008. This increase is primarily due to the continued growth of our data center, the steady revenue contribution of our internet and online gaming business and customer interaction solutions partially offset by a decrease in the revenue contribution of our knowledge processing solutions business.

The following table summarizes the unaudited total revenues from our ICT business for the six months ended June 30, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
Service Revenues:
Knowledge processing solutions	Php2,519	46	Php2,549	49	(Php30)	(1)
Customer interaction solutions	1,683	31	1,647	32	36	2
Internet and online gaming	543	10	473	9	70	15
Data center	468	9	295	6	173	59
	5,213	96	4,964	96	249	5
Non-Service Revenues:
Point-product sales	240	4	201	4	39	19
Total ICT Revenues	Php5,453	100	Php5,165	100	Php288	6

Service Revenues

Service revenues generated by our ICT business segment amounted to Php5,213 million in the first half of 2009, an increase of Php249 million, or 5%, as compared with Php4,964 million in the same period in 2008 primarily as a result of an increase in co-location revenues and disaster recovery revenues from our data center business complemented by the continued growth of our customer interaction solutions and internet and online gaming businesses partially offset by the decline in knowledge processing solutions revenues. As a percentage of our total ICT revenues, service revenues remained flat at 96% in each of the first half of 2009 and 2008.

Knowledge Processing Solutions

We provide our knowledge processing solutions primarily through the SPi Group. Knowledge processing solutions contributed revenues of Php2,519 million in the first half of 2009, a decrease of Php30 million, or 1%, as compared with Php2,549 million in the same period in 2008 primarily due to lower revenues contributed by SPi’s litigation and healthcare services. Knowledge processing solutions accounted for 48% and 51% of total service revenues of our ICT business in the first half of 2009 and 2008, respectively.

Customer Interaction Solutions

We provide our customer interaction solutions primarily through ePLDT Ventus. Revenues relating to our customer interaction solutions business increased by Php36 million, or 2%, to Php1,683 million in the first half of 2009 from Php1,647 million in the same period in 2008 primarily due to the increase in domestic business and the effect of the depreciation of the Philippine peso against the U.S. dollar on our dollar-denominated revenues. In total, we own and operate approximately 6,500 seats with 4,670 customer service representatives, or CSRs, in the first half of 2009 as compared with approximately 6,520 seats with 5,770 CSRs in the same period in 2008. At June 30, 2009 and 2008, ePLDT Ventus had six and seven customer interaction solution sites, respectively. Customer interaction solution revenues accounted for 32% and 33% of total service revenues of our ICT business in the six months ended June 30, 2009 and 2008, respectively.

Internet and Online Gaming

Revenues from our internet and online gaming businesses increased by Php70 million, or 15%, to Php543 million in the first half of 2009 from Php473 million in the same period in 2008 primarily due to an increase in the revenue contribution of Level Up! resulting from its new online games and Infocom’s revenues from handling PLDT’s DSL-related nationwide technical helpdesk operations. Our internet and online gaming business revenues accounted for 11% and 10% of total service revenues of our ICT business in the first half of 2009 and 2008, respectively.

Data Center

ePLDT operates an internet data center under the brand name Vitro™ which provides co-location or rental services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls and recently acquired majority interest in BayanTrade Inc., a leading licensed software reseller in the Philippines. In the first half of 2009, our data center contributed revenues of Php468 million, an increase of Php173 million, or 59%, from Php295 million in the same period in 2008 primarily due to an increase in co-location or rental revenues and server hosting. Our data center revenues accounted for 9% and 6% of service revenues of our ICT business in the six months ended June 30, 2009 and 2008, respectively.

Non-Service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In the first half of 2009, non-service revenues generated by our ICT business increased by Php39 million, or 19%, to Php240 million from Php201 million in the same period in 2008 primarily due to higher revenues from sales of hardware and software licenses.

Expenses

Expenses associated with our ICT business totaled Php5,447 million in the first half of 2009, an increase of Php238 million, or 5%, as compared with Php5,209 million in the same period in 2008 primarily due to increases in compensation and employee benefits, cost of sales and repairs and maintenance, partially offset by lower professional and other contracted services, selling and promotions expenses and depreciation and amortization. As a percentage of our total ICT revenues, expenses related to our ICT business were 100% and 101% in the first half of 2009 and 2008, respectively.

The following table shows the breakdown of our unaudited total ICT-related expenses for the six months ended June 30, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
ICT Services:
Compensation and employee benefits(1)	Php3,234	59	Php2,872	55	Php362	13
Depreciation and amortization	386	7	423	8	(37)	(9)
Rent	342	6	345	7	(3)	(1)
Repairs and maintenance	313	6	281	5	32	11
Cost of sales	309	6	264	5	45	17
Professional and other contracted services	269	5	363	7	(94)	(26)
Communication, training and travel	234	4	264	5	(30)	(11)
Amortization of intangible assets	120	2	114	2	6	5
Taxes and licenses	62	1	48	1	14	29
Selling and promotions	53	1	98	2	(45)	(46)
Insurance and security services	34	1	28	1	6	21
Asset impairment	5	–	6	–	(1)	(17)
Other expenses	86	2	103	2	(17)	(17)

Total	Php5,447	100	Php5,209	100	Php238	5

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits increased by Php362 million, or 13%, to Php3,234 million mainly due to higher accrued bonuses and employees’ basic pay increases as a result of salary rate adjustments, as well as an increase in provisions for LTIP and MRP costs partially offset by the decrease in ePLDT and subsidiaries’ employee headcount by 1,308, or 8%, to 15,656 in the first half of 2009 as compared with 16,964 in the same period in 2008.

Depreciation and amortization charges decreased by Php37 million, or 9%, to Php386 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions business due to lower capital expenditures in the first half of 2009 as compared with the same period in 2008.

Rent expenses decreased by Php3 million, or 1%, to Php342 million primarily due to lower leased circuit rentals partially offset by higher office space rentals incurred by our customer interaction solutions business.

Repairs and maintenance expenses increased by Php32 million, or 11%, to Php313 million primarily due to higher electricity charges, IT software and hardware repairs and maintenance costs as a result of data center expansion.

Cost of sales increased by Php45 million, or 17%, to Php309 million primarily due to higher sales of software licenses and hardware products.

Professional and other contracted services decreased by Php94 million, or 26%, to Php269 million primarily due to lower technical service fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions business.

Communication, training and travel expenses decreased by Php30 million, or 11%, to Php234 million primarily due to lower local and foreign training and travel expenses incurred by our customer interaction solution and knowledge processing solution businesses.

Amortization of intangible assets increased by Php6 million, or 5%, to Php120 million due to higher amortization of intangibles recognized in relation to the acquisition of SPi. Please see

Note 13 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for further discussion.

Taxes and licenses increased by Php14 million, or 29%, to Php62 million primarily due to higher business-related taxes.

Selling and promotion expenses decreased by Php45 million, or 46%, to Php53 million mainly due to the SPi Group’s lower commission, advertising and marketing expenses.

Insurance and security services increased by Php6 million, or 21%, to Php34 million primarily due to higher insurance and bond premiums.

Asset impairment decreased by Php1 million, or 17%, to Php5 million primarily due to lower provision for uncollectible receivables.

Other expenses decreased by Php17 million, or 17%, to Php86 million mainly due to lower business-related costs.

Other Income

The following table summarizes the breakdown of our unaudited total ICT-related other income (expenses) for the six months ended June 30, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income:		(in millions)
Foreign exchange gains – net	Php25	Php141	(Php116)	(82)
Interest income	14	9	5	56
Gains (losses) on derivative financial instruments – net	2	(31)	33	106
Financing costs – net	(68)	(89)	21	(24)
Others	65	16	49	306

Total	Php38	Php46	(8)	(17)

Our ICT business segment generated other income of Php38 million in the first half of 2009, with a decrease of Php8 million, or 17%, from Php46 million in the same period in 2008 primarily due to lower foreign exchange gains by Php116 million due to the revaluation of net foreign currency-denominated assets partially offset by net gains on forward foreign exchange contracts and lower net financing costs as a result of lower accretion on financial liabilities.

Provision for (Benefit from) Income Tax

Provision for income tax increased by Php48 million to Php42 million in the first half of 2009 as compared with a Php6 million benefit from income tax in the same period in 2008 primarily due to a higher taxable income and expiration of tax incentives.

Net Income

In the first half of 2009, our ICT business segment registered a net income of Php2 million, a decrease of Php6 million, or 75%, from Php8 million in the same period in 2008 mainly as a result of a 5% increase in ICT-related expenses augmented by a higher provision for income tax partially offset by a 6% increase in ICT revenues.

Liquidity and Capital Resources

The following table shows our unaudited consolidated cash flows for the six months ended

June 30, 2009 and 2008 as well as our consolidated capitalization and other consolidated selected financial data as at June 30, 2009 (unaudited) and December 31, 2008 (audited):

	Six Months Ended June 30,
	2009	2008
(in millions)
Cash Flows
Net cash provided by operating activities	34,348	Php40,386
Net cash used in investing activities	5,484	8,603
Capital expenditures	10,666	8,684
Net cash used in financing activities	21,091	31,272
Net increase in cash and cash equivalents	7,808	828
	June 30,	December 31,

	2009	2008

(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php69,478	Php58,899
Obligations under finance lease	10	11
	69,488	58,910

Current portion of interest-bearing financial liabilities:
Notes payable	2,559	553
Long-term debt maturing within one year	10,424	14,459
Obligations under finance lease maturing within one year	54	59
Preferred stock subject to mandatory redemption	7	9
	13,044	15,080

Total interest-bearing financial liabilities	82,532	73,990
Total equity attributable to equity holders of PLDT	99,297	105,531

	Php181,829	Php179,521

Other Selected Financial Data
Total assets	Php261,703	Php252,558
Property, plant and equipment - net	158,944	160,326
Cash and cash equivalents	41,492	33,684
Short-term investments	2,143	6,670

As at June 30, 2009, our consolidated cash and cash equivalents and short-term investments totaled Php43,635 million. Principal sources of consolidated cash and cash equivalents in the first half of 2009 were cash flows from operating activities amounting to Php34,348 million and drawings mainly from PLDT’s and Smart’s debt facilities, including notes payable, aggregating Php18,911 million and net proceeds from maturity of short-term investments of Php4,633 million. These funds were used principally for dividend payments of Php24,752 million, total debt principal payments of Php11,754 million, capital outlays of Php10,666 million, interest payments of Php2,564 million and share buyback of Php1,686 million.

As at June 30, 2008, our consolidated cash and cash equivalents and short-term investments totaled Php31,603 million. Principal sources of consolidated cash and cash equivalents in the first half of 2008 were cash flows from operating activities amounting to Php40,386 million and drawings from PLDT’s, Smart’s and ePLDT’s debt facilities aggregating Php6,443 million. These funds were used principally for dividend payments of Php23,429 million, capital outlays of Php8,684 million, total debt principal payments of Php5,550 million, share buyback of Php3,553 million and interest payments of Php2,678 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first half of 2009 decreased by Php6,038 million, or 15%, to Php34,348 million from Php40,386 million in the same period in 2008 primarily due to advances to the beneficial trust fund, higher level of settlement of various current liabilities and higher taxes paid.

A growing portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61% of our total service revenues in each of the first half of 2009 and 2008. Revenues from our fixed line and information and communications technology services accounted for 32% and 7%, respectively, of our total service revenues in the first half of 2009 as compared with 33% and 6%, respectively, in the same period in 2008.

Cash flows from operating activities of our wireless business amounted to Php29,311 million in the first half of 2009, an increase of Php6,566 million, or 29%, as compared with Php22,745 million in the same period in 2008. Likewise, cash flows from operating activities of our ICT business increased by Php48 million, or 5%, to Php930 million in the first half of 2009 from Php882 million in the same period in 2008. The increases in our wireless and ICT businesses segment’s cash flows from operating activities were a result of higher collection of receivables and prepayments partially offset by a higher settlement of various payables in the first half of 2009 compared with the same period in 2008. On the other hand, cash flows from operating activities of our fixed line business decreased by Php12,664 million, or 76%, to Php4,095 million in the first half of 2009 from Php16,759 million in the same period in 2008. The decrease was primarily due to advances to the beneficial trust fund and higher settlement of various liabilities. The overall decrease in our cash flows from operating activities was primarily due to higher working capital requirements with advances to the beneficial trust fund, higher billings and lower collection of accounts receivable and higher level of settlement of various current liabilities.

We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to satisfy our current liabilities as our current ratio is more than 1:1 as at June 30, 2009.

Investing Activities

Consolidated net cash used in investing activities amounted to Php5,484 million in the first half of 2009, a decrease of Php3,119 million, or 36%, as compared with Php8,603 million in the same period in 2008 primarily due to the combined effects of the following: (1) higher net proceeds from the maturity of short-term investments by Php4,206 million; (2) higher net proceeds of Php559 million from the maturity of investments in debt securities; (3) lower payments for investment in subsidiaries by Php309 million; and (4) increase in capital expenditures of Php1,982 million in the first half of 2009.

Our consolidated capital expenditures in the first half of 2009 totaled Php10,666 million, an increase of Php1,982 million, or 23%, as compared with Php8,684 million in the same period in 2008 primarily due to an increase in PLDT’s capital spending. PLDT’s capital spending of Php5,059 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php5,309 million in the first half of 2009 was used primarily to expand its HSPA 850 and broadband networks, and to further upgrade its core, access and transmission network facilities. ePLDT and its subsidiaries’ capital spending of Php241 million was primarily used to fund the continued expansion of its customer interaction solution facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Following the repayment by Smart in April 2006 of all its loan facilities that contained covenants restricting Smart’s ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate, Smart is no longer required to seek consent from its lenders for such purposes. In the first half of 2009 and 2008, dividends declared by Smart to PLDT amounted to Php20,440 million and Php17,200 million, of which Php14,800 million and Php10,000 million were paid on April 13, 2009 and April 11, 2008, respectively.

In the first half of 2009, Piltel paid cash dividends to common shareholders amounting to Php6,077 million, of which Php5,640 million was paid to Smart.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php21,091 million in the first half of 2009 as compared with Php31,272 million in the same period in 2008. The decrease of Php10,181 million largely resulted from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt and notes payable by Php12,468 million; (2) higher net proceeds from capital expenditures under long-term financing by Php2,922 million; (3) lower share buyback in 2009 by Php1,867 million; (4) lower settlement of capital lease obligation by Php295 million; (5) lower interest payments by Php114 million; (6) higher cash dividend payments by Php1,323 million; and

(7) higher debt repayments by Php6,204 million.

Debt Financing

Additions to our consolidated debt for the six months ended June 30, 2009 and 2008 totaled Php18,911 million and Php6,443 million, respectively, mainly from PLDT’s drawings related to the financing of our capital expenditure requirements. Payments in respect of principal and interest of our total debt amounted to Php11,754 million and Php2,564 million, respectively, in the first half of 2009 and Php5,550 million and Php2,678 million, respectively, in the same period in 2008.

Our consolidated long-term debt increased by Php6,544 million, or 9%, to Php79,902 million in the first half of 2009, largely due to drawings from our term loan facilities and the depreciation of the Philippine peso in the first half of 2009 as compared with the peso appreciation in the same period in 2008 resulting to higher peso equivalents of our foreign currency-denominated debts, partially offset by debt amortizations and prepayments. The debt levels of PLDT and Smart increased by 10% and 9% to Php42,609 million and Php36,805 million, respectively, in the first half of 2009 as compared with the levels as at December 31, 2008.

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility will be used to finance capital expenditures of PLDT.

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The amount of Php1,000 million (Php995 million, net of unamortized debt discount of Php5 million) remained outstanding as at June 30, 2009.

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs.  The loan will mature on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at

June 30, 2009.

On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and remained outstanding as at June 30, 2009.  Both tranches will mature on April 28, 2010.

On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The facility is a three-year loan payable in full upon maturity. The amount of Php1,500 million (Php1,489 million, net of unamortized debt discount of Php11 million) was fully drawn on May 20, 2009 and remained outstanding as at June 30, 2009.

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments.

On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on

July 12, 2009. The facility is a seven-year loan, payable in full on July 12, 2016.

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable on maturity date. As at June 30, 2009, the undrawn balance of the loan was Php2,500 million.

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments. As at June 30, 2009, the undrawn balance of the loan was Php1,500 million.

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. As at June 30, 2009, the undrawn balance of the loan was Php500 million, which was subsequently drawn on July 1, 2009. The loan will mature on July 1, 2016.

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009. The remaining undrawn balance of Php1,000 million, which pertains to Series B2 note, will be drawn in the third quarter of 2009.

Approximately Php39,431 million principal amount of our consolidated outstanding long-term debt as at June 30, 2009 is scheduled to mature over the period from 2009 to 2012. Of this amount, Php19,689 million is attributable to PLDT, Php19,254 million to Smart and the remainder to Mabuhay Satellite and ePLDT.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in the first half of 2009 amounted to Php24,752 million as compared with Php23,429 million paid to shareholders in the same period in 2008. On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we declared our regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 earnings per share on an adjusted basis (excluding asset impairment on non-current assets and gains/losses on foreign exchange revaluation and derivatives).

On August 4, 2009, we declared a regular cash dividend of Php77 per share of common stock to holders of record as at August 20, 2009 payable on September 22, 2009.

Off-Statement of Financial Position Arrangements

There are no off-statement of financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php12 million and Php6 million from the exercise by certain officers and executives of stock options in the first half of 2009 and 2008, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php1 million in each of the first half of 2009 and 2008 from this source.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained board of directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at June 30, 2009, we had acquired a total of 2.7 million shares of PLDT’s common stock representing 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the six months ended June 30, 2009. Please refer to Note 8 – Earnings Per Common Share and Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at June 30, 2009 and December 31, 2008, see Note 26 – Contractual Obligations and Commercial Commitments to the accompanying unaudited consolidated financial statements.

Commercial Commitments

As at June 30, 2009 and December 31, 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,669 million and Php1,634 million, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the consolidated fair values of our financial assets and liabilities recognized as at June 30, 2009 and December 31, 2008:

	Fair Values
	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities(1)	Php69	Php69
Unlisted equity securities(2)	64	62
Investments in debt securities(1)	461	629
Advances and refundable deposits – net of current portion(2)	636	728

Total noncurrent financial assets	1,230	1,488

Current Financial Assets
Cash and cash equivalents(2)	41,492	33,684
Short-term investments(2)	2,143	6,670
Investment in debt securities(1)	2,322	1,656
Trade and other receivables(2)	21,813	15,909
Derivative financial assets(2)	11	56
Current portion of advances and refundable deposits(2)	2	–

Total current financial assets	67,783	57,975

Total Financial Assets	Php69,013	Php59,463

Noncurrent Financial Liabilities
Interest-bearing financial liabilities(3)	Php70,685	Php57,069
Derivative financial liabilities(2)	2,760	1,761
Customers’ deposits(2)	1,496	1,476
Deferred credits and other noncurrent liabilities(2)	8,963	7,959

Total noncurrent financial liabilities	83,904	68,265

Current Financial Liabilities(2)
Accounts payable	16,303	16,294
Accrued expenses and other current liabilities	21,956	18,612
Derivative financial liabilities	11	87
Interest-bearing financial liabilities	13,044	15,080
Dividends payable	1,486	1,379

Total current financial liabilities	52,800	51,452

Total Financial Liabilities	Php136,704	Php119,717

(1) Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2) Fair values determined using inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly.

(3) Fair values of U.S. dollar notes were determined using observable inputs that reflect quoted prices in active markets while fair values of other loans and obligations under finance lease were determined using inputs other than quoted prices.

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the six months ended June 30, 2009 and for the year ended

December 31, 2008:

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in millions)
Profit and Loss
Gains (losses) on derivative financial instruments	(Php1,631)	Php3,812
Interest income	900	1,668
Interest on loans and related items	(2,907)	(5,861)
Accretion on financial liabilities	(484)	(956)
Losses on cash flow hedges	–	(404)
Other Comprehensive Income
Net losses available-for-sale financial assets	(2)	(9)
Net losses on cash flow hedges charged to other comprehensive income	–	(662)
Net gains on cash flow hedges removed from other comprehensive income taken to income	–	(697)
	(Php4,124)	(Php3,109)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In the first half of 2009, the inflation rate has decreased and we expect this trend to have an impact on our operations moving forward. The average inflation rate in the Philippines in the first half of 2009 was 5.0% as compared with 7.6% in the same period in 2008.

PART II – OTHER INFORMATION

Piltel’s Acquisition of Shares in Manila Electric Company, or Meralco

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., together the Lopez Group and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco. As part of the transaction, Piltel and FPUC also entered into an exchangeable note agreement pursuant to which Piltel purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22.2 million shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s voting common shares to be acquired by Piltel in this transaction. The exchange option is exerciseable simultaneously with the acquisition of such shares by Piltel.

In the Annual Stockholders’ Meeting of Piltel held on June 30, 2009, its stockholders approved approved the acquisition by Piltel of the 223 million shares in Meralco. On July 14, 2009, Piltel paid Php18.07 billion and exercised the exchange option for the 22.2 million shares, which is the subject of the exchangeable note issued by FPUC, to complete the acquisition of the 223.0 million shares in Meralco. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.

Meralco is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometers, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.6 million, comprising commercial, industrial, and residential customers. In addition to electrical distribution, Meralco undertakes several related businesses, including e-Meralco Ventures, Inc., which operates a fiber optic network of over 1,000 kilometers and provides leased line connections, metro ethernet connections and disaster recovery transport services.

The PLDT Group and Meralco have a number of compatible network and business infrastructure elements, such as fiber optic backbones, power pole network, and business offices. For many years, we have been using the power pole network of Meralco within Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically a five-year term. The contemplated investment in Meralco thus constitutes a strategic investment for us that could lead to opportunities for operational and business synergies and may result in new revenue streams and cost savings for us as well as Meralco.

Sale/Transfer of Piltel’s Cellular Business/Assets to Smart

On June 30, 2009, Piltel’s stockholders approved the sale/transfer of Piltel’s cellular business/assets to Smart through a series of transactions, which would include: (a) assignment of Piltel’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of Php73 per subscriber, which is equivalent to the average subscriber acquisition cost in 2008 of Smart for its Smart Buddy subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. As a result, the cellular business will therefore be consolidated under Smart in order to maximize revenue streams and eliminate any lingering regulatory issues relating to the traffic between Piltel and Smart. The transfer is expected to be completed in August 2009. In view of the change in Piltel’s business direction, Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire from Piltel’s minority shareholders the remaining 840 million shares representing approximately 7.19% of the outstanding common stock of Piltel at Php8.50 per share, payable in cash and in full on August 12, 2009. Smart filed the Tender Offer Report with the Securities and Exchange Commission and the Philippine Stock Exchange on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s minority shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel.

Additional Shareholder Investment in Blue Ocean Wireless, or BOW

In July 2009, Smart, through its subsidiary SmartConnect Holdings, Inc., or SCH, agreed to invest an additional US$6 million in BOW contemporaneously with certain other shareholders of BOW. The purpose of the additional shareholders’ investment is to accelerate the rapid introduction of FleetBroadband and next generation maritime communication services. On July 14, 2009, BOW announced that it has successfully completed full FleetBroadband testing and the service is now fully operational and commercially available to existing and potential BOW customers. BOW has established itself as the leading provider of GSM services to the merchant maritime sector and has demonstrated rapid growth in its field since it was founded two years ago. With the FleetBroadband service, BOW ensures connectivity at sea with a full range of value-added services such as texting, e-mailing and internet access. Please see Note 10 – Investments in Associates and Joint Ventures to the accompanying unaudited consolidated financial statements for further discussion.

Smart’s Acquisition of shares in Primeworld Digital Systems, Inc., or PDSI

Smart acquired 34 million shares representing 40% of the issued and outstanding capital stock of PDSI for a consideration of Php632 million under a Sale and Purchase Agreement, or SPA, dated May 15, 2009 between Smart and PDSI. The SPA provides that Smart will acquire 84 million shares, the total issued and outstanding capital stock of PDSI for a total consideration of Php1,579 million. The acquisition will be completed on two dates: (1) the First Closing which took place on May 15, 2009, involved the acquisition of 34 million shares for a consideration of Php632 million; and (2) the Second Closing, which is expected to take place in the third quarter of 2009, will involve the acquisition of 50 million shares for a consideration of Php947 million.

Upon completion of the First Closing, (1) Smart will be entitled to two seats out of the five seats in the board of directors of PDSI; and (2) Smart can cause PDSI to conduct WiMax trials which shall be initiated by Smart in consultation with the selling shareholders of PDSI. Conditions of the Second Closing include: (a) the First Closing shall have occurred; and (b) the NTC shall have issued an order approving the transfer of the Second Closing Shares to Smart and such order has become final and does not impose any condition which is unacceptable to Smart. Upon completion of the Second Closing, Smart will be entitled to nominate all of the members of the board of directors of PDSI and take over control and management of PDSI.

Additional ePLDT’s Investment in BayanTrade, Inc., or BayanTrade

On January 20, 2009 and April 15, 2009, ePLDT acquired additional 34.31% and 48.39% equity interest in BayanTrade for Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.50%.

BayanTrade was incorporated initially as an e-procurement joint venture established with six of the Philippines’ leading conglomerates.  It is now the leading authorized software reseller in the Philippines of a Global ERP software.

Recent NTC Memorandum Circulars

Memorandum Circular No. 03-07-2009, dated July 3, 2009, extended the validity of prepaid loads depending on the value of the load. Prepaid loads with higher values shall have longer validity periods – the shortest validity period is three (3) days while the maximum period is 120 days.

Memorandum Circular No. 05-07-2009, dated July 23, 2009, prescribes six (6) seconds per pulse as the maximum unit of billing for cellular mobile telephone service, or CMTS, voice. Operators will be allowed to charge a higher rate for the first two pulses (or 12 seconds) in order to recover set-up costs. Subscribers, however, may still opt to be billed on a per minute basis or to subscribe to unlimited service offerings. The Memorandum requires all CMTS providers to submit their respective proposed rates within 30 days from effectivity of the circular and to make the necessary adjustments to their billing systems within 120 days from effectivity, in order to effect the change in pulsing thereafter.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the unaudited aging of our consolidated receivables as at June 30, 2009:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
			(In Millions)
Corporate subscribers.	Php9,506	Php1,872	Php1,485	Php730	Php5,419
Retail subscribers.	8,886	1,727	996	301	5,862
Foreign administrations.	4,551	1,654	1,033	616	1,248
Domestic carriers.	1,016	212	229	197	378
Dealers, agents and others.	11,402	11,027	79	46	250
Total.	Php35,361	Php16,492	Php3,822	Php1,890	Php13,157

Less: Allowance for doubtful accounts.	13,548
Total Receivables — net.	Php21,813

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first half of 2009 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE CO	MPANY

Signature and Title: /s/ Napoleon L.	Nazareno—

Napoleon L. Nazareno
President and Chief Executive Offi	cer
Signature and Title: /s/ Anabelle Li	m-Chua—

Anabelle Lim-Chua
Senior Vice President and Treasur	er
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl	A. Cabal—

June Cheryl A. Cabal
First Vice President and Controll	er
(Principal Accounting Officer)
Date: August 4, 2009

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008 (AUDITED)
AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos, except par value and number of shares)

	June 30,	December 31, 2008
	2009
(Unaudited)		(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment – net (Notes 3, 9, 20 and 28)	158,944	160,326
Investments in associates and joint ventures (Notes 4, 10 and 28)	1,866	1,174
Available-for-sale financial assets (Notes 6 and 28)	133	131
Investment in debt securities (Notes 15 and 28)	452	635
Investment properties (Notes 3, 11 and 28)	615	617
Goodwill and intangible assets – net (Notes 3, 5, 12, 13 and 28)	10,551	10,450
Deferred income tax assets – net (Notes 3, 4, 7 and 28)	8,686	9,605
Prepayments – net of current portion (Notes 15, 18, 24 and 28)	4,039	2,501
Advances and refundable deposits – net of current portion (Note 28)	1,031	1,086
Total Noncurrent Assets	186,317	186,525
Current Assets
Cash and cash equivalents (Notes 14 and 28)	41,492	33,684
Short-term investments (Note 28)	2,143	6,670
Investment in debt securities (Notes 15 and 28)	2,322	1,656
Trade and other receivables – net (Notes 3, 16, 24 and 28)	21,813	15,909
Inventories and supplies (Notes 3, 17 and 28)	2,684	2,069
Derivative financial assets (Notes 6 and 28)	11	56
Current portion of prepayments (Notes 18, 24 and 28)	4,723	4,164
Current portion of advances and refundable deposits (Note 28)	198	1,825
Total Current Assets	75,386	66,033
TOTAL ASSETS	261,703	252,558
EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares;	4,415	4,415
issued and outstanding - 441,476,012 shares as at June 30, 2009 and 441,480,512 shares as at December 31, 2008 (Notes 8 and 19)
Common stock, Php5 par value per share, authorized - 234,000,000 shares;	947	947
issued - 189,472,809 shares and outstanding - 186,808,233 shares as at June 30, 2009; and issued - 189,456,127 shares and outstanding 187,483,837 shares as at December 31, 2008 (Notes 8 and 19)
Treasury stock - 2,664,576 shares as at June 30, 2009 and 1,972,290 shares	(6,362)	(4,973)
as at December 31, 2008 (Notes 8, 19 and 28)
Stock options issued (Note 25)	1	6
Capital in excess of par value	68,357	68,337
Retained earnings (Note 8)	32,479	37,177
Other comprehensive income (Note 6)	(540)	(378)
Total Equity Attributable to Equity Holders of PLDT	99,297	105,531
Minority interests	1,503	1,438
TOTAL EQUITY	100,800	106,969

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos, except par value and number of shares)

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 9, 20, 23, 26 and 28)	69,488	58,910
Deferred income tax liabilities (Notes 3, 4, 7 and 28)	1,962	1,288
Derivative financial liabilities (Notes 26 and 28)	2,760	1,761
Pension and other employee benefits (Notes 3, 25 and 28)	6,587	5,467
Customers’ deposits (Notes 26 and 28)	2,262	2,251
Deferred credits and other noncurrent liabilities (Notes 3, 9, 21, 23 and 28)	11,895	10,582
Total Noncurrent Liabilities	94,954	80,259

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 28)	17,811	18,268
Accrued expenses and other current liabilities (Notes 3, 10, 20, 21, 23, 24, 25, 26, 27 and 28)	28,064	24,381
Derivative financial liabilities (Notes 26 and 28)	11	87
Provisions for assessments (Notes 24, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 9, 20, 23, 26 and 28)	13,044	15,080
Dividends payable (Notes 8, 26 and 28)	1,486	1,379
Income tax payable (Notes 7 and 28)	3,978	4,580
Total Current Liabilities	65,949	65,330
TOTAL LIABILITIES	160,903	145,589
TOTAL EQUITY AND LIABILITIES	261,703	252,558

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(in million pesos, except earnings per common share amounts)

	Six Months Ended June 30,		Three Months Ended June 30,
	2009	2008	2009	2008
	(Unaudited)
REVENUES
Service revenues (Notes 3 and 4)	72,871	70,349	36,509	35,446
Non-service revenues (Notes 3, 4 and 5)	1,207	1,255	641	773
	74,078	71,604	37,150	36,219
EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	13,133	12,722	6,425	6,360
Compensation and employee benefits (Notes 3, 5 and 25)	11,543	9,372	5,572	4,834
Repairs and maintenance (Note 24)	4,247	4,057	2,030	2,008
Selling and promotions	2,839	2,901	1,480	1,368
Cost of sales (Notes 5, 24 and 26)	2,563	2,473	1,380	1,519
Professional and other contracted services (Note 24)	2,094	2,347	1,058	1,259
Rent (Notes 3 and 26)	2,050	1,656	1,142	808
Taxes and licenses (Note 27)	1,373	1,600	629	759
Asset impairment (Notes 3, 4, 5, 9, 10, 13, 16 and 17)	953	1,001	493	418
Communication, training and travel	905	980	459	496
Insurance and security services (Note 24)	643	634	295	293
Amortization of intangible assets (Notes 3 and 13)	187	180	94	85
Provisions (Notes 3, 4, 16, 17, 24, 26 and 27)	–	14	–	14
Other expenses (Note 24)	788	950	384	536
	43,318	40,887	21,441	20,757
	30,760	30,717	15,709	15,462
OTHER INCOME (EXPENSES)
Interest income (Notes 4 and 5)	900	888	366	438
Equity share in net losses of associates and joint	(65)	(43)	(19)	(20)
ventures (Notes 4 and 10)
Foreign exchange gains (losses) – net (Notes 9, 20 and 28)	(292)	(3,555)	300	(3,267)
Gains (losses) on derivative financial instruments –	(1,631)	4,001	(1,124)	2,225
net (Note 28)
Financing costs – net (Notes 4, 5, 8, 9, 20 and 28)	(3,117)	(3,222)	(1,533)	(1,833)
Others (Note 9)	1,762	1,283	1,331	897
	(2,443)	(648)	(679)	(1,560)
INCOME BEFORE INCOME TAX	28,317	30,069	15,030	13,902
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	8,046	10,437	4,591	4,877
NET INCOME FOR THE PERIOD	20,271	19,632	10,439	9,025
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	19,720	19,270	10,140	8,824
Minority interests	551	362	299	201
	20,271	19,632	10,439	9,025
Earnings Per Share For The Period Attributable to Common Equity Holders of PLDT (Note 8)
Basic	104.22	100.90	53.00	45.55
Diluted	104.20	100.89	52.99	45.55

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in million pesos)

	Six Months Ended June 30,		Three Months Ended June 30,
	2009	2008	2009	2008
	(Unaudited)
NET INCOME FOR THE PERIOD	20,271	19,632	10,439	9,025
OTHER COMPREHENSIVE INCOME (Note 6)
Foreign currency translation differences of subsidiaries	(154)	728	(241)	592
Net gains (losses) on available-for-sale financial assets	(2)	–	1	1
Net transactions on cash flow hedges:
Net gains on cash flow hedges removed from other comprehensive income taken to income	–	(698)	–	(1)
Net losses on cash flow hedges	–	(1,040)	–	(848)
Income tax related to cash flow hedges	–	564	–	263
Total Other Comprehensive Income – Net of Tax	(156)	(446)	(240)	7

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	20,115	19,186	10,199	9,032

ATTRIBUTABLE TO:
Equity holders of PLDT	19,558	18,787	9,903	8,798
Minority interests	557	399	296	234

	20,115	19,186	10,199	9,032

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in million pesos)

									Total
					Equity Portion of	Capital in			Equity Attributable
	Preferred	Common			Convertible	Excess of	Retained	Other Comprehensive	to Equity Holders		Total
	Stock	Stock	Treasury Stock	Stock Options Issued	Preferred Stock	Par Value	Earnings	Income	of PLDT	Minority Interests	Equity
Balances at January 1, 2008	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511
Total comprehensive income for the period (Note 6)	–	–	–	–	–	–	19,270	(483)	18,787	399	19,186
Cash dividends (Note 8)	–	–	–	–	–	–	(23,482)	–	(23,482)	–	(23,482)
Issuance of capital stock - net of conversion (Note 19)	–	4	–	–	(5)	1,261	–	–	1,260	–	1,260
Exercised option shares (Note 25)	–	–	–	(3)	–	9	–	–	6	–	6
Redemption of shares (Notes 8, 19 and 28)	–	–	(3,553)	–	–	–	–	–	(3,553)	–	(3,553)

Balances at June 30, 2008 (Unaudited)	4,417	947	(3,553)	6	1	68,327	35,364	(1,378)	104,131	1,797	105,928

Balances at January 1, 2009	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the period (Note 6)	–	–	–	–	–	–	19,720	(162)	19,558	557	20,115
Cash dividends (Note 8)	–	–	–	–	–	–	(24,418)	–	(24,418)	(436)	(24,854)
Issuance of capital stock - net of conversion (Note 19)	–	–	–	–	–	3	–	–	3	–	3
Exercised option shares (Note 25)	–	–	–	(5)	–	17	–	–	12	–	12
Redemption of shares (Notes 8, 19 and 25)	–	–	(1,389)	–	–	–	–	–	(1,389)	(297)	(1,686)
Minority interests	–	–	–	–	–	–	–	–	–	241	241

Balances at June 30, 2009 (Unaudited)	4,415	947	(6,362)	1	–	68,357	32,479	(540)	99,297	1,503	100,800

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in million pesos)

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	28,317	30,069
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	13,133	12,722
Interest on loans and other related items – net (Notes 4 and 5)	2,533	2,703
Losses (gains) on derivative financial instruments – net (Note 28)	1,631	(4,001)
Asset impairment (Notes 3, 4, 5, 9, 10, 13, 16, 17 and 28)	953	1,001
Incentive plans (Notes 3, 5 and 25)	882	(493)
Pension benefit costs (Notes 3, 5 and 25)	663	365
Accretion on financial liabilities – net (Notes 5 and 28)	484	485
Foreign exchange losses – net (Notes 20 and 28)	292	3,555
Amortization of intangible assets (Note 13)	187	180
Equity share in net losses of associates and joint ventures	65	43
Gains on disposal of property, plant and equipment (Note 9)	(90)	(580)
Interest income (Notes 4 and 5)	(900)	(888)
Dividends on preferred stock subject to mandatory redemption (Note 5)	–	4
Others	(22)	(673)
Operating income before changes in assets and liabilities	48,128	44,492
Decrease (increase) in:
Trade and other receivables	(6,297)	(211)
Inventories and supplies	(579)	(401)
Prepayments	(1,258)	(799)
Advances and refundable deposits	1,585	202
Increase (decrease) in:
Accounts payable	(1,869)	534
Accrued expenses and other current liabilities	3,336	2,921
Pension and other employee benefits	(418)	(235)
Customers’ deposits	10	24
Other noncurrent liabilities	(69)	4
Net cash generated from operations	42,569	46,531
Income taxes paid	(8,221)	(6,145)
Net cash provided by operating activities	34,348	40,386
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	7,089	17,476
Redemption of investment in debt securities	3,682	1,187
Disposal of property, plant and equipment (Note 9)	709	833
Disposal of investment properties	1	9
Payments for:
Acquisition of intangibles (Notes 12 and 13)	(18)	(37)
Purchase of subsidiaries – net of cash acquired (Note 12)	(88)	(397)
Purchase of investments in associates	(632)	–
Additional short-term investments	(2,456)	(17,049)
Purchase of investment in debt securities (Note 15)	(4,135)	(2,199)
Interest received	897	682
Increase (decrease) in advances and refundable deposits	133	(424)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5 and 9)	(374)	(342)
Additions to property, plant and equipment (Notes 4 and 9)	(10,292)	(8,342)
Net cash used in investing activities	(5,484)	(8,603)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in million pesos)

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 20)	16,911	6,207
Additional capital expenditures under long-term financing	5,452	2,390
Proceeds from notes payable	2,000	236
Proceeds from issuance of capital stock	13	7
Payments of obligations under finance lease	(15)	(310)
Payments of debt issuance costs	(30)	(2)
Settlements of derivative financial instruments	(763)	(827)
Payments for redemption of shares (Notes 8, 19 and 28)	(1,686)	(3,553)
Interest paid – net of capitalized portion	(2,564)	(2,678)
Reduction in capital expenditures under long-term financing	(3,903)	(3,763)
Payments of long-term debt (Note 20)	(11,754)	(5,342)
Cash dividends paid	(24,752)	(23,429)
Payments of notes payable	–	(208)
Net cash used in financing activities	(21,091)	(31,272)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	35	317
AND CASH EQUIVALENTS
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,808	828
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,684	17,447
CASH AND CASH EQUIVALENTS AT END OF PERIOD	41,492	18,275

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at June 30, 2009. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6.4% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at June 30, 2009.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at June 30, 2009, there were a total of over 46 million ADSs outstanding.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

We are the leading telecommunications service provider in the Philippines. Through our principal business segments –– wireless, fixed line and information and communications technology –– we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values.

Our unaudited consolidated financial statements include, in our opinion, adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.

Basis of Unaudited Consolidated Financial Statements Preparation

Our unaudited consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”).

Name of Subsidiary	Place of Incorporation	Principal Business Activity	Percentage of Ownership
			Direct	Indirect
Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	–	100.0
SmartConnect Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0
or SCH
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
SmartConnect Global Pte. Ltd.,	Singapore	International trade of satellites and Global System for	–	100.0
or SGP		Mobile Communication, or GSM, enabled global
		telecommunications
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or	–	100.0
		charge cards
Smarthub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and	–	100.0
		support services
Smart Money Holdings Corporation	Cayman Islands	Investment company	–	100.0
Smart Money, Inc.	Cayman Islands	Mobile commerce solutions marketing	–	100.0
Telecoms Solutions, Inc.	Mauritius	Mobile commerce platforms	–	100.0
Far East Capital Limited	Cayman Islands	Cost effective offshore financing and risk management	–	100.0
		activities for Smart
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0
Francom Holdings, Inc., or FHI	Philippines	Investment company	–	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	–	99.4
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular mobile services	–	92.8
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite	Philippines	Satellite information and messaging services	88.5	11.5
Corporation, or ACeS Philippines
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
Philcom Corporation, or Philcom,	Philippines	Telecommunications services	100.0	–
and Subsidiaries, or Philcom Group
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
		Telecommunications, infrastructure and related
Bonifacio Communications Corporation, or BCC	Philippines	value-added services	75.0	–
Information and Communications Technology, or ICT
		Information and communications infrastructure for
		Internet-based services, e-commerce, customer
ePLDT, Inc., or ePLDT	Philippines	interaction solutions and IT-related services	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.),		Internet-based purchasing, IT consulting and
or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	professional services	–	93.5
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	–	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0

Subsidiaries are fully consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by us and are presented separately in the consolidated income statements and within equity in the consolidated statements of financial position, separate from equity attributable to equity holders of PLDT. Acquisition of minority interests is accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the share of the net assets acquired is recognized as goodwill.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Airborne Access, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames, BayanTrade and Infocom not held by the PLDT Group.

When subsidiaries are sold, the difference between the selling price and the net assets, including cumulative translation differences and goodwill account is recognized in the consolidated income statement.

Piltel’s Share Buyback Program

On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares in Piltel, representing approximately 0.5% of Piltel’s outstanding common             shares on that date. As at December 31, 2008, Piltel had purchased 44.6 million shares at a cost of Php308 million, resulting in an increase in equity ownership by Smart in Piltel from 92.1% to 92.5%. In January 2009, Piltel completed the repurchase of 58 million shares earmarked for the share buyback program at a total cost of Php403 million. On March 2, 2009, Piltel’s Board of Directors approved an increase in the number of common shares to be repurchased under the share buyback program of up to 25 million additional shares, through open market purchases, block trades or other modes subject to compliance with laws, rules and regulations. As at June 30, 2009, Piltel has repurchased a total of 83 million shares at a total cost of Php590 million under the share buyback program, increasing Smart’s equity ownership in Piltel from 92.5% to 92.8%.

Acquisition of Debt and Equity of Philcom

On January 2, 2009, PLDT and PremierGlobal Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT for Php340 million, the outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, that PGR acquired from such Philcom Lenders with a nominal amount of Php3,540 million. Following the execution of the Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom obligations from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable by Philcom in 10 equal annual installments starting on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250 bps.

On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT, the rights, title and interest in all of the outstanding common shares of Philcom’s common stock for a total consideration of Php78 million, representing cash payment of Php75 million and incidental cost of Php3 million. PGR controls 55% of the shares of PGCI through a voting trust agreement. Both parties have filed the necessary application/petition for the approval of this transaction by the NTC. See Note 12 – Business Combinations.

The acquisition of Philcom is expected to allow the PLDT Group to broaden its presence in Mindanao, where it has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.

Sale/Transfer of Piltel’s Cellular Business/Assets to Smart

On June 30, 2009, Piltel’s stockholders approved the sale/transfer of Piltel’s cellular business/assets to Smart through a series of transactions, which would include: (a) assignment of Piltel’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of Php73 per subscriber, which is equivalent to the average subscriber acquisition cost in 2008 of Smart for its Smart Buddy subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. As a result, the cellular business will therefore be consolidated under Smart in order to maximize revenue streams and eliminate any lingering regulatory issues relating to the traffic between Piltel and Smart. The transfer is expected to be completed in August 2009. In view of the change in Piltel’s business direction, Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire from Piltel’s minority shareholders the remaining 840 million             shares representing approximately 7.19% of the outstanding common stock of Piltel at Php8.50 per share, payable in cash and in full on August 12, 2009. Smart filed the Tender Offer Report with the Philippine Securities and Exchange Commission and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s minority shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel.

Statement of Compliance

Our unaudited consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policy and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the new standard, interpretations and amendments to existing standards which became effective on January 1, 2009 as follows:

•	PFRS 2, Share-based Payment – Vesting Condition and Cancellations;

•	Amendments to PFRS 7, Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments;

•	PFRS 8, Operating Segments;

•	Amendments to Philippine Accounting Standards, or PAS, 1, Presentation of Financial Statements

•	PAS 23, Borrowing Costs;

•	Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;

•	Amendments to PAS 32, Financial Instruments: Presentation and PAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation;

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes; and

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation

Our adoption of such new standard, interpretations and amendments to existing standards did not have any significant effect on our unaudited consolidated financial statements except for additional disclosures, including, in some cases, revisions to accounting policies.

The principal effects of these changes are as follows:

•	PFRS 2, Share-based Payment – Vesting Condition and Cancellations. The standard has been revised to clarify the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation. The adoption of revised PFRS 2 did not have impact in our unaudited consolidated statement of financial position and financial performance.

•	Amendments to PFRS 7, Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments. The amendments to PFRS 7 introduce enhanced disclosures about fair value measurement and liquidity risk. The amendments to PFRS 7 require fair value measurements for each class of financial instruments to be disclosed by the source of inputs, using the following three-level hierarchy: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). The level within which the fair value measurement is categorized must be based on the lowest level of input to the instrument’s valuation that is significant to the fair value measurement in its entirety.

Additional disclosures required in the amendments to PFRS 7 are shown in Note 28 – Financial Assets and Liabilities. The amendments to PFRS 7 also introduce two major changes in liquidity risk disclosures as follows: (a) exclusion of derivative liabilities from maturity analysis unless the contractual maturities are essential for an understanding of the timing of the cash flows and (b) inclusion of financial guarantee contracts in the contractual maturity analysis based on the maximum amount guaranteed.

•	PFRS 8, Operating Segments. PFRS 8 replaces PAS 14, Segment Reporting and adopts a full management approach to identifying, measuring and disclosing the results of an entity’s operating segments. The information required to report is similar to what management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In cases where such information is different from those that are required to report in the consolidated statement of financial position and consolidated income statement, the adopting entity provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party. PFRS 8 disclosures are shown in Note 4 – Segment Information, including the related revised comparative information.

•	Amendments to PAS 1, Presentation of Financial Statements. These amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’. Entities may choose to present all items in one statement, or to present two linked statements, a separate income statement and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the statement of financial position and owner’s equity as well as additional disclosures. The adoption of these amendments to PAS 1 did not have impact in our unaudited consolidated statement of financial position and financial performance. Additional presentation and disclosures are provided in the face of the financial statements or notes, where applicable.

•	PAS 23, Borrowing Costs. The standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The adoption of revised PAS 23 did not have impact in our unaudited consolidated financial statements as we previously capitalized borrowing cost eligible for capitalization.

•	Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. These amendments prescribe changes in respect of the holding companies’ separate financial statements including (a) the deletion of ‘cost method’, making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. The adoption of these amendments to PAS 27 did not have impact in our unaudited consolidated financial statements.

•	Amendments to PAS 32, Financial Instruments: Presentation and PAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity’s net assets; (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation; (c) all instruments in the subordinate class have identical features; (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder’s right to a pro rata share of the entity’s net assets; and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument. The adoption of these amendments to PAS 32 and PAS 1 did not have impact in our unaudited consolidated financial statements.

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized in income over the period that the award credits are redeemed or expired. The adoption of this new interpretation did not have significant impact in our unaudited consolidated statement of financial position and financial performance.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. This interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of net investment where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment. The adoption of this new interpretation did not have impact in our unaudited consolidated financial statements as we do not enter in such transactions.

Improvements to PFRSs

In May 2008, the International Accounting Standards Board issued the first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard which are all effective beginning January 1, 2009.

•	PAS 1, Presentation of Financial Statements. Assets and liabilities classified as held-for-trading are not automatically classified as current in the statement of financial position.

•	PAS 16, Property, Plant and Equipment. The amendment replaces the term ‘net selling price’ with ‘fair value less costs to sell’, to be consistent with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations and PAS 36, Impairment of Asset. Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held-for-sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

•	PAS 19, Employee Benefits. Revises the definition of ‘past service costs’ to include reductions in benefits related to past services (‘negative past service costs’) and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. Revises the definition of ‘return on plan assets’ to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. Revises the definition of ‘short-term’ and ‘other long-term’ employee benefits to focus on the point in time at which the liability is due to be settled. Deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, Provisions, Contingent Liabilities and Contingent Assets.

•	PAS 23, Borrowing Costs. Revises the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’, i.e., components of the interest expense calculated using the effective interest rate method.

•	PAS 28, Investment in Associates. If an associate is accounted for at fair value in accordance with

PAS 39, Financial Instruments: Recognition and Measurement only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans will apply. An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

•	PAS 31, Interest in Joint Ventures. If a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

•	PAS 36, Impairment of Assets. When discounted cash flows are used to estimate ‘fair value less cost to sell’, additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.

•	PAS 38, Intangible Assets. Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

•	PAS 39, Financial Instruments: Recognition and Measurement. Changes in circumstances relating to derivatives — specifically derivatives designated or de-designated as hedging instruments after initial recognition are not reclassifications. When financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, Insurance Contracts, this is a change in circumstance, not a reclassification. Removes the reference to a ‘segment’ when determining whether an instrument qualifies as a hedge. Requires use of the revised effective interest rate (rather than the original effective interest rate) when re-measuring a debt instrument on the cessation of fair value hedge accounting.

•	PAS 40, Investment Properties. Revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

The adoption of above mentioned omnibus amendments to PFRS did not have impact in our unaudited consolidated financial statements.

Significant Accounting Policies and Practices

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of any acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units.

Where a business combination agreement provides for an adjustment to the consideration of the combination contingent on future events or achieving specified earnings levels in future periods, we recognize the estimated amount of that adjustment as part of cost of the combination and a liability at the acquisition date if the adjustment is probable and can be measured reliably (usually within 12 months from the date of acquisition). Otherwise, such adjustment is not recognized until it becomes probable and can be measured reliably in the subsequent period. Where future events do not occur or the estimate needs to be revised, the cost of the business combination initially recognized shall be adjusted accordingly. Future changes in estimates are treated as an adjustment to the cost of the combination with an adjustment to the recorded provision and goodwill.

Where goodwill forms part of a cash-generating unit, or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. Our consolidated income statement reflect the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of changes in equity. Profits or losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognized the amount in the consolidated income statement.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our unaudited consolidated financial statements. Adjustments are made where necessary to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our unaudited consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Foreign Currency Transactions and Translations

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in the consolidated income statement except for foreign exchange losses that qualify as capitalizable borrowing costs for qualifying assets. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the period. The exchange differences arising on translation were recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in the consolidated income statement.

Foreign exchange gains or losses are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Financial Assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with gains or losses recognized in the consolidated income statement under “Gains or losses on derivative financial instrument transactions” for derivative instruments and “Other income or expense” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in the consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contain an embedded derivative that would need to be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in the consolidated income statement, or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in the consolidated income statement. Interest earned on holding available-for-sale debt securities are reported as interest income using the effective interest rate in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under other income when the right of the payment has been established. These are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Financial Liabilities

Initial recognition

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, inclusive of directly attributable transaction costs.

Our financial liabilities include trade and other payables, loans and borrowings, customers’ deposits and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value though profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held-for-trading and those designated at fair value through profit or loss are recognized in the consolidated income statement.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated income statement when the liabilities are derecognized as well as through the amortization process.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.

Day 1 profit or loss

Where the transaction price in a non-active market is different from the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in the consolidated income statement unless it qualifies for recognition as some other type of asset. In cases where use is made of data which are not observable, the difference between the transaction price and model value is only recognized in the consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the Day 1 profit or loss amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized costs

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated income statement.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Available-for-sale financial assets

For available-for-sale financial assets, we assess at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated other comprehensive income is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” account in our consolidated income statement. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred its rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Derivative Financial Instruments and Hedging

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains or losses on derivative financial instruments” account in the consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect the consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in the consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in the consolidated income statement.

Amounts taken to other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects the consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in the consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to the consolidated income statement.

Convertible Preferred Stock

Philippine peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated statement of financial position, net of transaction costs. The corresponding dividends on those shares are charged as “Interest expense” account in the consolidated income statement. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability measured at amortized cost (net of transaction costs) basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of the consolidated statement of financial position, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent periods.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treat the Series VI Convertible Preferred Stock as debt instruments with foreign currency-denominated embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Treasury Stock

Treasury stock are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as part of “Capital in excess of par value” account in the consolidated statement of financial position.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. Cost includes the cost of replacing part of the property, plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated income statement in the period in which they arise.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated income statement in the period of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the weighted average method. Net realizable value is either the estimated selling price in the ordinary course of the business less the estimated cost to sell or asset replacement costs.

Research and Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete and its ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Impairment of Non-Financial Assets

Property, plant and equipment

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiplies, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in the consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in the consolidated income statement.

Investments in associates

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the investments in associates and its carrying amount. The amount of impairment loss is recognized in the consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in the consolidated income statement.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for calls terminating in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Knowledge processing solutions and customers interactions solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in the consolidated statement of financial position. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold and Buddy, and SmartBro subscribers. The programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards and Smart Money. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network SMS or internet surf time. Redemption for both programmes are subject to a minimum number of points being obtained. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Non-service Revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investments in debt securities.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any plan asset recognized is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including advisors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over             shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 25 – Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate. The consolidated income statement credit or expense for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the counterparty are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 8 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated income statement for the period.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated income statement on a straight line basis over the lease term.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income is included in the related other comprehensive income account and not in the consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in our unaudited consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the unaudited consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the unaudited consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the unaudited consolidated financial statements when material.

New Accounting Standards, Interpretations, and Amendments to Existing Standards Effective Subsequent to June 30, 2009

We will adopt the following revised standards and interpretations enumerated below when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our unaudited consolidated financial statements.

Effective 2010

PFRS 5, Non-current Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held-for-sale, all of its assets and liabilities will be classified as held-for-sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

Revised PFRS 3, Business Combinations and PAS 27, Consolidated and Separate Financial Statements. The revised PFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘minority interests’) even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by revised PFRS 3 must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests. Revised PAS 27 must be applied retrospectively subject to certain exceptions. The revised standards will supersede the existing PFRS 3 and PAS 27, respectively, effective for annual periods beginning on or after July 1, 2009.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items. Amendment to PAS 39 will be effective for annual periods beginning on or after July 1, 2009, which addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that, (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. This interpretation is applied prospectively and is applicable for annual periods beginning on or after July 1, 2009 with early application permitted.

Philippine Interpretation IFRIC 18, Transfers of Assets from Customers. Philippine interpretation IFRIC 18 provides guidance to all entities that receive from customers an item of property, plant and equipment or cash for the acquisition or construction of such item and such item is used to connect the customer to a network or to provide ongoing access to a supply of goods or services, or both. The interpretation requires an assessment of whether an item of property, plant and equipment or cash for the acquisition or construction of such item meets the definition of an asset. If the terms of the agreement are within the scope of this interpretation, a transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the exchange is regarded as a transaction which generates revenue. This interpretation is to be applied prospectively to transfer of assets from customers received in periods beginning on or after July 1, 2009. Entities may however choose to apply this interpretation to earlier periods, provided valuations can be obtained at the time the transfer occurred. We are still in the process of assessing the impact of this new interpretation in our unaudited consolidated financial statements upon adoption.

Improvements to PFRSs

The Financial Reporting Standards Council approved in its meeting in May 2009 the adoption of Improvements to IFRSs issued by IASB in April 2009. There are separate transitional provisions for each standard which are all effective beginning January 1, 2010.

•	PFRS 2, Share-based Payment. The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of Revised PFRS 3.

•	PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations. The amendment clarifies that the disclosures required in respect of non-current assets or disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such non-current assets or discontinued operations.

It also clarifies that the general requirements of PAS 1 still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty) of PAS 1.

•	PFRS 8, Operating Segments. The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

•	PAS 1, Presentation of Financial Statements. The terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

•	PAS 7, Statement of Cash Flows. The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

•	PAS 17, Leases. The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.

•	PAS 18, Revenue. The Board has added guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services; (b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk.

•	PAS 36, Impairment of Assets. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in PFRS 8, Operating Segments, before aggregation for reporting purposes.

•	PAS 38, Intangible Assets. The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

•	PAS 39, Financial instruments: Recognition and Measurement. The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date, applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken. It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.

•	Philippine Interpretation IFRIC 9, Reassessment of Embedded Derivatives. The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39, Financial Instruments: Recognition and Measurement, that relate to a net investment hedge are satisfied.

Effective 2012

Philippine Interpretation IFRIC 15, Agreement for Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

3. Management’s Use of Judgments, Estimates and Assumptions

The preparation of our unaudited consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future periods.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the unaudited consolidated financial statements within the next financial period are discussed below.

Determination of functional currency

The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. On the other hand, the functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP and 3rd Brand.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained by the lessor based on PAS 17 which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php2,050 million and Php1,656 million for the six months ended June 30, 2009 and 2008, respectively. Total finance lease obligations as at June 30, 2009 and December 31, 2008 amounted to Php64 million and Php70 million, respectively. See Note 20 – Interest-bearing Financial Liabilities, Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings. See Note 27 – Provisions and Contingencies.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the unaudited consolidated financial statements within the next financial period are discussed below:

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php158,944 million and Php160,326 million as at June 30, 2009 and December 31, 2008, respectively. See Note 9 – Property, Plant and Equipment and Note 28 – Financial Assets and Liabilities.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at June 30, 2009 and December 31, 2008 amounted to Php615 million and Php617 million, respectively. See Note 11 – Investment Properties.

Goodwill and intangible assets

Our unaudited consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statement of financial position. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to annual impairment test and amortization, respectively. See Note 12 – Business Combinations and Note 13 – Goodwill and Intangible Assets. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.

Total carrying values of goodwill and intangible assets as at June 30, 2009 and December 31, 2008 amounted to Php10,551 million and Php10,450 million, respectively. See Note 13 – Goodwill and Intangible Assets and Note 28 – Financial Assets and Liabilities.

Realizability of deferred income tax assets

We reviewed the carrying amounts of deferred income tax assets at the end of each reporting period and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our unrecognized consolidated deferred income tax assets as at June 30, 2009 and December 31, 2008 amounted to Php776 million and Php545 million, respectively. Total consolidated net deferred income tax assets as at June 30, 2009 and December 31, 2008 amounted to Php8,686 million and Php9,605 million, respectively, while total consolidated net deferred income tax liabilities as at June 30, 2009 and December 31, 2008 amounted to Php1,962 million and Php1,288 million, respectively. See Note 4 – Segment Information, Note 7 – Income Tax and Note 28 – Financial Assets and Liabilities.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php910 million and Php640 million for the six months ended June 30, 2009 and 2008, respectively. Trade and other receivables, net of asset impairment, amounted to Php21,813 million and Php15,909 million as at June 30, 2009 and December 31, 2008, respectively. See Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in the consolidated income statement.

Total write-down of inventories and supplies recognized for the six months ended June 30, 2009 and 2008 amounted to Php43 million and Php79 million, respectively. The carrying values of inventories and supplies amounted to Php2,684 million and Php2,069 million as at June 30, 2009 and December 31, 2008, respectively. See Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, discount rates, expected rates of return on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.

Total pension benefit costs amounted to Php663 million and Php365 million for the six months ended June 30, 2009 and 2008, respectively. Unrecognized net actuarial gain as at June 30, 2009 and December 31, 2008 amounted to Php1,125 million and Php1,126 million, respectively. The accrued benefit costs as at June 30, 2009 and December 31, 2008 amounted to Php2,861 million and Php2,623 million, respectively. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated statements of income. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the six months ended June 30, 2009 amounted to Php882 million while the fair value of the LTIP recognized as income for the six months ended June 30, 2008 amounted to Php493 million. As at June 30, 2009 and December 31, 2008, outstanding LTIP liability amounted to Php3,631 million and Php2,749 million, respectively. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,147 million and Php1,100 million as at June 30, 2009 and December 31, 2008, respectively. See Note 9 – Property, Plant and Equipment and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the six months ended June 30, 2009 and 2008 amounted to Php953 million and Php1,001 million, respectively. See Note 4 – Segment Information, Note 5 – Income and Expenses and Note 10 – Investments in Associates and Joint Ventures.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 9, 10, 13, 16 and 17, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated income statement and consolidated statement of comprehensive income.

Total fair values of financial assets and liabilities as at June 30, 2009 amounted to Php69,013 million and Php136,704 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively. See Note 28 – Financial Assets and Liabilities.

4. Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and to assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•	Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart, Piltel, and CURE, SBI and Airborne Access, our wireless broadband providers; Wolfpac, our wireless content operator; and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•	Fixed Line – fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), BCC and PLDT Global, all of which account for approximately 3% of our consolidated fixed line subscribers; and

•	ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions provided by the SPi Group; and internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures.

Transfer prices between business segments are set on terms similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated upon consolidation.

The majority of our revenues are derived from our operations within the Philippines.

The revenues, results of operations, segment assets and liabilities, cash flows and other segment information of our reportable business segments as at June 30, 2009 and December 31, 2008 and for the six months ended
June 30, 2009 and 2008 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Total
	(in million pesos)
As at and for the six months ended June 30, 2009 (Unaudited)
Revenues
Service revenues	48,076	25,417	5,213	(5,835)	72,871
External party	47,823	20,398	4,650	–	72,871
Inter-segment transactions	253	5,019	563	(5,835)	–
Non-service revenues (Note 5)	896	131	240	(60)	1,207
External party	896	131	180	–	1,207
Inter-segment transactions	–	–	60	(60)	–
Segment income	48,972	25,548	5,453	(5,895)	74,078

Results of operations
Income before income tax	24,346	3,983	44	(56)	28,317
Provision for income tax (Note 7)	6,909	1,112	42	(17)	8,046

Net income for the period	17,437	2,871	2	(39)	20,271

Assets and liabilities
Segment assets	117,216	194,354	16,096	(76,515)	251,151
Investments in associates and joint ventures (Note 10)	1,167	–	699	–	1,866
Deferred income tax assets – net (Note 7)	272	8,221	193	–	8,686

Total assets	118,655	202,575	16,988	(76,515)	261,703

Segment liabilities	77,602	99,671	4,363	(22,695)	158,941
Deferred income tax liabilities (Note 7)	1,371	11	265	315	1,962

Total liabilities	78,973	99,682	4,628	(22,380)	160,903

Cash flows
Net cash provided by (used in):
Operating activities	29,311	4,095	930	12	34,348
Investing activities	(963)	10,277	(283)	(14,515)	(5,484)
Financing activities	(14,340)	(21,238)	(16)	14,503	(21,091)
Other segment information
Capital expenditures	5,345	5,080	241	–	10,666
Depreciation and amortization (Note 9)	6,520	6,171	386	56	13,133
Asset impairment (Notes 3, 5, 10, 13, 16 and 17)	446	502	5	–	953
Interest income (Note 5)	665	236	14	(15)	900
					–
Equity share in net gains (losses) of associates and joint ventures (Note 10)	(70)	(46)	51	–	(65)
Interest on loans and other related items – net (Note 5)	803	1,727	18	(15)	2,533

As at December 31, 2008 (Audited) and for the six months ended June 30, 2008 (Unaudited)
Revenues
Service revenues	45,780	24,583	4,964	(4,978)	70,349
External party	45,586	20,152	4,611	–	70,349
Inter-segment transactions	194	4,431	353	(4,978)	–
Non-service revenues (Note 5)	910	179	201	(35)	1,255
External party	910	179	166	–	1,255
Inter-segment transactions	–	–	35	(35)	–
Segment income	46,690	24,762	5,165	(5,013)	71,604

Results of operations
Income before income tax	21,588	8,523	2	(44)	30,069
Provision for income tax (Note 7)	7,619	2,824	(6)	–	10,437

Net income for the period	13,969	5,699	8	(44)	19,632

Assets and liabilities
Segment assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Note 10)	531	–	643	–	1,174
Deferred income tax assets – net (Note 7)	251	9,131	223	–	9,605

Total assets	112,944	198,508	16,829	(75,723)	252,558

Segment liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities (Note 7)	911	–	377	–	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Cash flows
Net cash provided by (used in):
Operating activities	22,745	16,759	882	–	40,386
Investing activities	(5,999)	8,201	(755)	(10,050)	(8,603)
Financing activities	(10,430)	(31,017)	125	10,050	(31,272)
Other segment information
Capital expenditures	5,032	3,294	358	–	8,684
Depreciation and amortization	6,188	6,111	423	–	12,722
Asset impairment (Notes 3, 5, 10, 13, 16 and 17)	505	490	6	–	1,001
Interest income (Note 5)	652	227	9	–	888
Equity share in net gains (losses) of associates and joint ventures	(46)	–	3	–	(43)
Interest on loans and other related items – net (Note 5)	688	1,998	17	–	2,703

5. Income and Expenses

Non-service Revenues

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	1,027	1,089
Point-product-sales	180	166

	1,207	1,255

Compensation and Employee Benefits

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	9,900	9,192
Incentive plans (Notes 3 and 25)	882	(493)
Pension benefit costs (Notes 3 and 25)	663	365
Manpower rightsizing program	98	308
	11,543	9,372

Cost of Sales

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	2,256	2,209
Cost of point-product-sales	222	189
Cost of satellite air time and terminal units (Notes 24 and 26)	85	75
	2,563	2,473

Asset Impairment

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	910	640
Inventories and supplies (Notes 3 and 17)	43	79
Investments in associates and joint ventures (Note 10)	–	282
	953	1,001

Interest Income

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	805	779
Interest income on fair value through profit or loss	66	89
Interest income on assets held-to-maturity	29	20
	900	888

Financing Costs – net

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 28)	2,907	3,045
Accretion on financial liabilities – net (Notes 20 and 28)	484	485
Financing charges	100	30
Capitalized interest (Note 9)	(374)	(342)
Dividends on preferred stock subject to mandatory redemption (Notes 8 and 20)	–	4
	3,117	3,222

Interest expense for short-term borrowings for the six months ended June 30, 2009 and 2008 amounted to Php18 million and Php17 million, respectively.

6. Other Comprehensive Income

Other comprehensive income for the six months ended June 30, 2009 and 2008 are as follows:

	Cash Flow	Income Tax Related	Cash Flow Hedges	Foreign Currency	Available-for-Sale
	Hedges	to Cash Flow Hedges	Net of Tax	Translation	Financial Assets	Total
	(in million pesos)
Balance at January 1, 2008	1,360	(465)	895	(1,823)	33	(895)
Other comprehensive income for the period	(1,738)	564	(1,174)	691	–	(483)

Balance at June 30, 2008 (Unaudited)	(378)	99	(279)	(1,132)	33	(1,378)

Balance at January 1, 2009	–	–	–	(401)	23	(378)
Other comprehensive income for the period	–	–	–	(160)	(2)	(162)

Balance at June 30, 2009 (Unaudited)	–	–	–	(561)	21	(540)

7. Income Tax

The net components of consolidated deferred income tax assets (liabilities) recognized in the consolidated statements of financial position:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Net assets	8,686	9,605
Net liabilities	(1,962)	(1,288)

The components of the consolidated net deferred income tax assets (liabilities) are as follows:

	June 30,	December 31, 2008
	2009	(Audited)
(Unaudited)
(in million pesos)
Net assets:
Unearned revenues	3,912	4,389
Accumulated provision for doubtful accounts	3,137	3,005
Unrealized foreign exchange losses	1,735	2,088
Pension and other employee benefits	1,321	1,147
Unamortized past service pension costs	869	959
Derivative financial instruments	828	540
Provisions for impaired assets	515	533
Accumulated write-down of inventories to net realizable values	270	270
Net operating loss carryover, or NOLCO	27	22
MCIT	7	770
Capitalized taxes and duties – net of amortization	(276)	(306)
Capitalized foreign exchange differential	(561)	(627)
Undepreciated capitalized interest charges	(3,115)	(3,230)
Others	17	45
	8,686	9,605
Net liabilities:
Unearned revenues	870	898
Asset retirement obligation – net of undepreciated capitalized asset	344	329
Pension and other employee benefits	102	384
Provisions for impaired assets	4	210
Fair value adjustment on fixed assets	(315)	–
Intangible assets and fair value adjustments on assets acquired	(562)	(616)
Undepreciated capitalized interest charges	(637)	(679)
Unrealized foreign exchange gains	(652)	(782)
Gain on debt exchange and debt restructuring transactions	(1,116)	(1,197)
Accumulated provision for doubtful accounts	–	223
Others	–	(58)
	(1,962)	(1,288)

Provision for corporate income tax consists of:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Current	7,542	7,055
Deferred	504	3,382

	8,046	10,437

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	8,495	10,524
Tax effects of:
Net movement in unrecognized deferred income tax assets	231	187
Non-deductible expenses	111	286
Loss subject to lower tax rate	86	241
Equity share in net losses of associates and joint ventures	19	15
Income subject to final tax	(278)	(336)
Income not subject to tax	(537)	(480)
Others	(81)	–
Actual provision for corporate income tax (Note 4)	8,046	10,437

Registration with Economic Zone

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a customer interaction solutions that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under Republic Act No. 7916, or R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in Republic Act No. 8748, or R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered PEZA enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years starting from June 2002. After the ITH period, SPi is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Registration with the Board of Investments, or BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year income tax holiday, or ITH, for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration. In 2008, Parlance secured a one year ITH extension for the period from June 1, 2008 to May 31, 2009. On June 17, 2009, BOI granted another year of ITH extension for the period from June 2009 to May 31, 2010.

Ventus and two of its customer interaction projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig customer interaction projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo customer interaction projects and August 2006 for Ventus Pasig customer interaction project. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10,000 to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009. Wolfpac is now subject to 30% regular corporate income tax on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI is registered with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of the registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at June 30, 2009, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011. For the two registered activities which expired in February 2007 and August 2007, respectively, SBI is now subject to 30% regular corporate income tax on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the regular corporate income tax rate enacted as at the end of the reporting period.

Consolidated tax incentives that were available to us for the six months ended June 30, 2009 and 2008 amounted to Php468 million and Php586 million, respectively.

The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective
January 1, 2009. The VAT rate increased from 10% to 12% effective February 1, 2006. The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulation No. 16-2008 which implemented the provisions of Republic Act 9504, or R.A. 9504 on the Optional Standard Deductions, or OSD. This regulation allowed both individuals and corporate tax payers to use OSD in computing their taxable income. For corporations, they may elect a standard deduction in an amount not exceeding 40% of gross income in lieu of the itemized allowed deductions. For the six months ended June 30, 2009, both Smart and Piltel opted to use OSD in computing their taxable income. Consolidated tax benefit from the availment of OSD, net of related deferred income tax asset de-recognition, amounted to Php140 million. Meanwhile, for the six months ended June 30, 2008, all companies used the itemized deductions since the OSD option was not yet available at that time.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. The breakdown of our consolidated unrecognized deferred income tax assets as at June 30, 2009 and December 31, 2008 are as follows:

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	1,135	916
Accumulated provision for doubtful accounts	619	419
Provisions for other assets	390	6
Fixed asset impairment	175	239
Accumulated write-down of inventories to net realizable values	112	112
Unearned revenues	101	61
Unrealized foreign exchange losses	43	60
MCIT	3	1
Operating lease	2	–
	2,580	1,814
Consolidated unrecognized deferred income tax assets (Note 3)	776	545

The breakdown of our unaudited consolidated excess MCIT as at June 30, 2009 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2006	2009	1
2008	2011	4
2009	2012	5
		10
Consolidated unrecognized deferred income tax assets from MCIT as at June 30, 2009		(3)

Consolidated recognized deferred income tax asset		7

The breakdown of our unaudited consolidated unutilized NOLCO as at June 30, 2009 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2006	2009	165
2007	2010	355
2008	2011	419
2009	2012	268
		1,207

Consolidated tax benefit from NOLCO		368
Consolidated unrecognized deferred income tax assets from NOLCO as at June 30, 2009		(341)

Consolidated recognized deferred income tax asset		27

8. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Six Months Ended June 30,
	2009		2008
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income for the period attributable to equity holders of PLDT	19,720	19,720	19,270	19,270
Dividends on convertible preferred shares	(227)	(25)	(227)	(227)
Consolidated net income attributable to common equity holders of PLDT	19,493	19,695	19,043	19,043

	(in thousands, except per share amounts)
Outstanding common shares at beginning of period	187,484	187,484	188,741	188,741
Effect of issuance of common shares during the period	10	10	370	370
Effect of purchase of treasury stock during the period	(462)	(462)	(381)	(381)
Average incremental number of shares under ESOP during the period	–	18	–	14
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series A to EE	–	1,954	–	–
Preferred Stock Series VI (Notes 20 and 26)	–	4	–	–
Weighted average number of common shares for the period	187,032	189,008	188,730	188,744
Earnings per share for the period attributable to common equity holders of PLDT	Php104.22	Php104.20	Php100.90	Php100.89

Basic EPS is calculated by dividing the consolidated net income for the period attributable to common equity shareholders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing the consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred             shares.

Series VI Convertible Preferred Stock and Series A to EE in 2009 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series V Convertible Preferred Stock in 2009 and Series A to EE, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at June 30, 2009, we had acquired a total of 2.7 million shares of PLDT’s common stock, representing 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the six months ended June 30, 2009. See Note 19 – Equity and Note 28 – Financial Assets and Liabilities for further discussion.

Dividends Declared For The Six Months Ended June 30, 2009 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php4.675		–
	June 9, 2009	June 25, 2009	July 15, 2009		4.675	–
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	–
	June 9, 2009	June 25, 2009	July 15, 2009		0.09925	–
Charged to income						–

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php1.00		17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 2009	May 29, 2009		1.00	–
						20
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2009	February 20, 2009	March 15, 2009	Php–		12
	May 5, 2009	May 22, 2009	June 15, 2009		–	13
						25
Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php70.00		13,124
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,249

						24,373
Charged to retained earnings						24,418

* Dividends are declared based on total amount paid up.

Dividends Declared After June 30, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	August 4, 2009	August 18, 2009	September 15, 2009	Php–	13
Convertible Preferred Stock
Series A	July 7, 2009	August 6, 2009	August 28, 2009	Php1.00	2
Series B	August 4, 2009	September 1, 2009	September 30, 2009	1.00	1
Series F	August 4, 2009	September 1, 2009	September 30, 2009	1.00	2
Series I	July 7, 2009	August 6, 2009	August 28, 2009	1.00	5
Series Q	August 4, 2009	September 1, 2009	September 30, 2009	1.00	11
Series R	July 7, 2009	August 6, 2009	August 28, 2009	1.00	9
Series V	August 4, 2009	September 1, 2009	September 30, 2009	1.00	39
Series W	July 7, 2009	August 6, 2009	August 28, 2009	1.00	49
Series Z	August 4, 2009	September 1, 2009	September 30, 2009	1.00	37
Series AA	July 7, 2009	August 6, 2009	August 28, 2009	1.00	42
Series BB	July 7, 2009	August 6, 2009	August 28, 2009	1.00	21

					218
Common Stock
Regular Dividend	August 4, 2009	August 20, 2009	September 22, 2009	Php77.00	14,384

					14,615

* Dividends are declared based on total amount paid up.

9. Property, Plant and Equipment

This account consists of:

					Vehicles, furniture		Information
	Cable and	Central office			and other network	Communications	origination and		Land and		Property under
	wire facilities	equipment	Cellular facilities	Buildings	equipment	satellite	termination equipment		land improvements		construction	Total
					(in million pesos)
At December 31, 2007
Cost	117,081	86,841	70,045	20,695	32,572	8,454		8,191		2,561	18,532	364,972
Accumulated depreciation and amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)		(6,407)		(272)	–	(205,558)

Net book value	63,058	22,555	31,870	13,372	4,849	1,105		1,784		2,289	18,532	159,414

Year Ended December 31, 2008 (Audited)
Net book value at beginning of period	63,058	22,555	31,870	13,372	4,849	1,105	1,784		2,289		18,532	159,414
Additions	1,423	262	4,344	649	2,238	–	195		25		16,522	25,658
Disposals/Retirements	(52)	(58)	(108)	(104)	(77)	–	–		(59)		(32)	(490)
Translation differences charged directly to cumulative translation adjustments	–	280	–	(274)	118	338	–		–		–	462
Acquisition through business combination	22	–	50	14	29	–	–		–		–	115
Impairment losses recognized during the year	–	(19)	–	–	(85)	–	–		–		–	(104)
Reclassifications/Transfers	2,197	1,769	4,198	294	1,203	–	107		–		(9,788)	(20)
Depreciation and amortization	(9,048)	(3,871)	(7,544)	(1,084)	(2,201)	(537)	(423)		(1)		–	(24,709)

Net book value at end of year	57,600	20,918	32,810	12,867	6,074	906	1,663		2,254		25,234	160,326

At December 31, 2008 (Audited)
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251		2,527		25,234	377,220
Accumulated depreciation and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)		(273)		–	(216,894)

Net book value	57,600	20,918	32,810	12,867	6,074	906	1,663		2,254		25,234	160,326

Period Ended June 30, 2009 (Unaudited)
Net book value at beginning of period	57,600	20,918	32,810	12,867	6,074	906	1,663		2,254		25,234	160,326
Additions	811	392	1,748	55	931	–	83		58		6,565	10,643
Disposals/Retirements	(511)	(5)	(45)	(6)	(55)	–	–		(5)		(1)	(628)
Translation differences charged directly to cumulative translation adjustments	1	3	–	2	2	23	–		–		–	31
Acquisition through business combination	1,212	185	33	172	38	–	–		74		(9)	1,705
Reclassifications/Transfers	2,250	125	3,716	354	546	–	28		10		(7,029)	–
Depreciation and amortization (Note 4)	(5,125)	(1,590)	(4,179)	(578)	(1,184)	(237)	(240)		–		–	(13,133)

Net book value at end of period	56,238	20,028	34,083	12,866	6,352	692	1,534		2,391		24,760	158,944

At June 30, 2009 (Unaudited)
Cost	120,623	84,799	81,752	21,679	35,717	9,673	8,291		2,664		24,760	389,958
Accumulated depreciation and amortization	(64,385)	(64,771)	(47,669)	(8,813)	(29,365)	(8,981)	(6,757)		(273)		–	(231,014)
Net book value	56,238	20,028	34,083	12,866	6,352	692		1,534	2,391		24,760	158,944

Substantially, all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest, using an average capitalization rate of 7%, and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the six months ended June 30, 2009 and 2008 are as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Interest (Note 5)	374	342
Foreign exchange losses (gains) – net	(28)	246

As at June 30, 2009 and December 31, 2008, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,133 million and Php2,445 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	3 – 25 years
Central office equipment	10 – 20 years
Cable and wire facilities	10 – 15 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Cellular facilities	3 – 10 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 5 years

Property, plant and equipment include the net carrying value of vehicles, furniture and other network equipment under capitalized leases amounting to Php37 million and Php51 million as at June 30, 2009 and December 31, 2008, respectively.

The following table summarizes all changes to the liabilities on asset retirement obligations as at June 30, 2009 and December 31, 2008:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	1,100	952
Accretion expenses	45	85
Additional liability recognized during the period (Note 29)	6	70
Settlement of obligations	(4)	(7)
Asset retirement obligations at end of period (Notes 3 and 21)	1,147	1,100

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco

On February 7, 2008, SBI completed the acquisition of the Cluster 3 Local Exchange Carrier, or LEC, assets of Cruztelco, a local exchange operator offering fixed line services in key parts of Visayas, Mindanao and some parts of Luzon. The Cluster 3 LEC assets are located in Mindanao, specifically in the provinces of Surigao del Norte, Agusan del Norte, Agusan del Sur, Davao del Norte and Misamis Oriental. SBI and Cruztelco signed a Conditional Sale Agreement, or CSA, on September 6, 2007 whereby Cruztelco agreed to sell to SBI its Cluster 3 LEC assets at a price of Php371 million, which was approved by NTC on January 21, 2008.

As defined in the CSA, the acquisition price of the Cluster 3 assets was allocated to equipment, land and buildings and improvements in the amounts of Php318 million, Php31 million and Php22 million, respectively.

On February 26, 2008, the Deeds of Sale over land and building located in Cagayan De Oro City amounting to Php6 million and Php3 million, respectively, were rescinded as mutually agreed upon by SBI and Cruztelco. The allocation of the acquisition price of the Cluster 3 assets has been adjusted to reflect the rescission agreement.

On March 2, 2009, SBI’s Board of Directors approved the sale and transfer of the Cluster 3 LEC assets to Philcom. As at June 30, 2009, the sale and transfer of the Cluster 3 LEC assets to Philcom was not yet completed.

Asset Impairment Review

In 2006, management determined that due to Mabuhay Satellite’s difficulty in generating cash flows with the
Agila 2 satellite nearing its end-of-life and other events affecting its business, the transponders on the Agila 2 satellite were considered impaired. This impairment review was based on the net present value of future cash flows from the continued use of this asset group using the discount factor of 10% as applied on cash flow projections until 2010. An impairment loss of Php1,391 million was charged to the carrying value of the satellite as at December 31, 2006 and included in the “Accumulated depreciation and amortization” account in the consolidated statement of financial position as at December 31, 2006. In 2008 and 2007, we performed an impairment review on Mabuhay Satellite’s Agila 2 transponders and no additional impairment was recognized. Annual update in the impairment testing will be completed at year-end.

Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III

On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III subject to fulfillment of certain closing conditions. In May 2009, Mabuhay Satellite formalized the consequential termination of wholesale transponder lease agreement due to non-fulfillment of certain closing conditions.

10. Investments in Associates and Joint Ventures

This account consists of:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Investments in Associates:
ACeS International Limited	1,896	1,896
Blue Ocean Wireless	724	724
Philweb Corporation	712	712
Primeworld Digital Systems, Inc.	632	–
ePDS, Inc.	6	6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.)	–	97

	3,970	3,435
Investments in Joint Ventures:
Mabuhay Space Holdings Limited	920	910
PLDT Italy S.r.l.	1	1
	921	911
	4,891	4,346
Less accumulated impairment losses and equity share in net losses of associates and joint ventures	3,025	3,172

	1,866	1,174

Movements in the accumulated equity share in net losses of associates and joint ventures are as follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	269	93
Equity share in net losses of associates and joint ventures for the period	65	176
Translation adjustments	1	–
Business combinations	(5)	–
Reclassifications	(121)	–

Balance at end of period	209	269

Movements in the accumulated impairment losses are as follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	2,903	2,782
Translation adjustments	10	(161)
Business combinations	(97)	–
Impairment for the period	–	282
Balance at end of period	2,816	2,903

Investments in Associates

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at June 30, 2009, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

See Note 24 – Related Party Transactions and Note 26 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships in respect of AIL.

Investment of Smart in Blue Ocean Wireless, or BOW

As at June 30, 2009, Smart (through its subsidiary, SCH) had shareholdings of 381 thousand             shares representing 28% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008. BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

In July 2009, SCH invested an additional US$6 million in BOW increasing its equity ownership from 28% to 51%. The additional investment is comprised of: (a) additional cash settlement amounting to US$4 million; and
(b) capitalization of advances to BOW amounting to US$2 million.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The total unpaid subscription price of Php75 million was recorded as part of “Accrued expenses and other current liabilities” account in the consolidated statement of financial position.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at June 30, 2009, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 120 Internet Casino Stations nationwide. As at June 30, 2009 and December 31, 2008, the market value of ePLDT’s investments in Philweb, based on quoted share price, amounted to Php1,741 million and Php928 million, respectively.

Smart’s Acquisition of Shares in Primeworld Digital Systems, Inc., or PDSI

Smart acquired 34 million shares representing 40% of the issued and outstanding capital stock of PDSI for a consideration of Php632 million under a Sale and Purchase Agreement, or SPA, dated May 15, 2009 between Smart and PDSI. The SPA provides that Smart will acquire 84 million             shares, the total issued and outstanding capital stock of PDSI for a total consideration of Php1,579 million. The acquisition will be completed on two dates: (a) the First Closing which took place on May 15, 2009, involved the acquisition of 34 million shares for a consideration of Php632 million; and (b) the Second Closing which is expected to take place in the third quarter of 2009, will involve the acquisition of 50 million shares for a consideration of Php947 million.

Upon completion of the First Closing, Smart is entitled to the following conditions: (a) Smart will be entitled to two seats out of the five seats in the board of directors of PDSI; and (b) Smart can cause PDSI to conduct WiMax trials which shall be initiated by Smart in consultation with the selling shareholders of PDSI. The conditions of the Second Closing include: (a) the First Closing shall have occurred; and (b) the NTC shall have issued an order approving the transfer of the Second Closing shares to Smart and such order has become final and does not impose any condition which is unacceptable to Smart. Upon completion of the Second Closing, Smart will be entitled to nominate all of the members of the board of directors of PDSI and take over control and management of PDSI.

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Investment of ePLDT in BayanTrade, Inc.

BayanTrade engages in the business of providing (a) a business-to-business electronic marketplace to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) online bidding services for negotiating typically large value and volume transactions over the internet; (d) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; (e) information technology services, including contact center operations, software development, business process outsourcing, internal access and e-commerce services, back office processing and system integration; and (f) facilitating services incidental to the business. BayanTrade was incorporated initially as an
e-procurement joint venture established with six of the Philippines’ leading conglomerates. It is now the leading authorized software reseller in the Philippines of a Global ERP software. ePLDT’s equity interest in BayanTrade increased from 19.2% as at December 31, 2008 to 93.50% as at June 30, 2009 as a result of 34.31% equity interest acquired by ePLDT under the rights offering that was completed in January 2009 and ePLDT’s acquisition of 48.39% equity interest of joint venture partners on April 15, 2009. BayanTrade officers and employees owns 6.5% equity interest in BayanTrade, excluding unexercised warrants and options granted to officers and employees. On a fully diluted basis after considering the warrants and options, ePLDT owns 80.22% equity interest in BayanTrade as at June 30, 2009. Effective April 1, 2009, BayanTrade financials was included in the consolidation of ePLDT Group. See Note 12 – Business Combinations.

Piltel’s Acquisition of Shares in Manila Electric Company, or Meralco

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., together the Lopez Group and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco. As part of the transaction, Piltel and FPUC also entered into an exchangeable note agreement pursuant to which Piltel purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22.2 million shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s voting common shares to be acquired by Piltel in this transaction. The exchange option is exerciseable simultaneously with the acquisition of such shares by Piltel. The acquisition of a stake in Meralco is in line with the PLDT Group’s strategic intent to maximize operational and business synergies that could yield new revenue streams and cost savings for both the PLDT Group and Meralco.

In the Annual Stockholder’s Meeting of Piltel held on June 30, 2009, its stockholders approved the acquisition by Piltel of the 223 million shares in Meralco. On July 14, 2009, Piltel paid Php18.07 billion and exercised the exchange option for the 22.2 million shares, which is the subject of the exchangeable note issued by FPUC, to complete the acquisition of the 223 million             shares in Meralco. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE. See Note 15 – Investment in Debt Securities.

Summarized Financial Information of Equity Investees

The following table presents the summarized financial information of our investments in associates in conformity with PFRS for equity investees for which we have significant influence as at June 30, 2009 and December 31, 2008 and for the six months ended June 30, 2009 and 2008.

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	1,415	1,097
Current assets	1,450	1,117
Capital deficiency	(9,048)	(9,048)
Noncurrent liabilities	8,235	10,482
Current liabilities	3,678	780

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Consolidated Income Statements:
Revenues	705	355
Expenses	480	99
Net income	231	162

Investments in Joint Ventures

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila 2 satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L an amount of US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, in the event of liquidation, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004.

Investment of PLDT Global in PLDT Italy S.r.l., or PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy. On March 12, 2008, PLDT Global, Hutchison Global Communications Limited, or HGC, a company based in Hong Kong, and PLDT Italy entered into a Co-Operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, is capped at €7.0 million. PLDT Global and HGC agreed to share equally the profit and loss from the operations of PLDT Italy. As a condition precedent to the effectivity of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC.

Summarized Financial Information of Joint Ventures

The following table presents the summarized financial information of our investments in joint ventures as at June 30, 2009 and December 31, 2008 and for the six months ended June 30, 2009 and 2008.

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	442	532
Current assets	181	161
Capital deficiency	(241)	(142)
Noncurrent liabilities	750	685
Current liabilities	114	150

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Consolidated Income Statements:
Revenues	123	–
Expenses	266	46
Net loss	144	46

11. Investment Properties

Movements in investment properties are as follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	617	577
Disposals	(2)	(19)
Net gain from fair value adjustments	–	59
Balance at end of period (Notes 3 and 28)	615	617

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s-length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

No expenses were incurred for investment properties for the six months ended June 30, 2009 and 2008.

12. Business Combinations

2009 Acquisition

PLDT’s Acquisition of Philcom Corporation, or Philcom

On January 3, 2009, PLDT, PGR and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a total consideration of Php78 million, representing cash payment of Php75 million and incidental cost of Php3 million. See Note 2 – Summary of Significant Accounting Policies and Practices.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values at the date of acquisition. The provisional values of the identifiable acquired assets and liabilities of Philcom as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous	Provisional Value
	Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	579	1,684
Deferred income tax assets – net	5	5
Advances and refundable deposits – net of current portion	5	5
Cash and cash equivalents	50	50
Trade and other receivables – net	332	332
Inventories and supplies	15	15
Prepayments	8	8
	994	2,099

Liabilities:
Long-term debt	340	340
Deferred income tax liabilities	12	343
Pension and other employee benefits	14	14
Accounts payable	1,196	1,196
Accrued expenses and other current liabilities	78	78
Dividends payable	6	6
Income tax payable	5	5

	1,651	1,982

	(657)	117
Minority interests	39	39

Net assets acquired	(696)	78

The fair value adjustment at the date of acquisition was provisional as we had sought an independent valuation for the property, plant and equipment owned by Philcom. The results of this valuation have not been finalized as at
August 4, 2009.

ePLDT’s Acquisition of BayanTrade

On January 20, 2009 and April 15, 2009, ePLDT acquired additional 34.31% and 48.39% equity interest in BayanTrade for Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.50%. As a result of the transaction, goodwill amounting to Php194 million, representing the difference between the consideration and the book value of the interest acquired, was recognized. See Note 10 – Investments in Associates and Joint Ventures.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional fair values at the date of acquisition. The provisional values of the identifiable acquired assets and liabilities of BayanTrade as at the time of the acquisition, assessed to be equal to their book values are as follows:

	Previous	Provisional Value
	Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	21	21
Provisional goodwill (Note 13)	–	194
Deferred income tax assets – net	17	17
Advances and refundable deposits – net of current portion	10	10
Cash and cash equivalents	6	6
Trade and other receivables – net	179	179
Prepayments and other current assets	5	5
	238	432

Liabilities:
Noncurrent liabilities	229	229
Accounts payable and other current liabilities	145	145

	374	374

	(136)	58
Minority interests	(9)	(9)

Net assets acquired	(127)	67

2008 Acquisitions

Smart’s Acquisition of PHC, FHI and CURE

On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively owned a 100% equity interest of CURE for a total consideration of Php420 million. Smart initially recorded the assets and liabilities of PHC, FHI and CURE at net book values and recognized goodwill of Php248 million provisionally for the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. An independent appraiser engaged by Smart confirmed the provisional allocation. Based on the appraisal report, the final values of the identifiable acquired assets and liabilities of PHC, FHI and CURE as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous	Fair Value
	Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	115	115
Investments in associates and joint ventures	6	6
Goodwill (Note 13)	–	248
Other noncurrent assets	4	4
Cash and cash equivalents	52	52
Other current assets	78	78
	255	503

Liabilities:
Accounts payable	82	82
Accrued expenses and other current liabilities	1	1
	83	83

Net assets acquired	172	420

Our consolidated revenues would have increased by Php2 million while our consolidated net income would have decreased by Php124 million for the year ended December 31, 2008 had the acquisition of PHC, FHI and CURE actually taken place on January 1, 2008. Total net loss of PHC, FHI and CURE included in our 2008 consolidated income statement from the time of acquisition until December 31, 2008 amounted to Php179 million.

13. Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	Intangible Assets						Total Goodwill
	Customer			Technology	Total Intangible		and Intangible
	List	Spectrum	Licenses	Application	Assets	Goodwill	Assets
	(in million pesos)
June 30, 2009 (Unaudited)
Cost:
Balance at beginning of period	1,696	1,205	370	894	4,165	12,289	16,454
Additions during the period	–	–	18	–	18	194	212
Translation adjustments	17	–	–	–	17	97	114
Balance at end of period	1,713	1,205	388	894	4,200	12,580	16,780

Accumulated amortization and impairment:
Balance at beginning of period	794	348	203	860	2,205	3,799	6,004
Amortization during the period	111	40	13	23	187	–	187
Translation adjustments	7	–	–	–	7	31	38
Reclassifications	5	–	(5)	–	–	–	–
Balance at end of period	917	388	211	883	2,399	3,830	6,229

Net balance at end of period (Notes 3 and 28)	796	817	177	11	1,801	8,750	10,551

Estimated useful lives (in years)	3 – 7	15	3 – 18	4 – 5	–	–	–
Remaining useful lives (in years)	2 – 4	10	2 – 13	1	–	–	–
December 31, 2008 (Audited)
Cost:
Balance at end of year	1,486	1,205	318	812	3,821	10,879	14,700
Translation adjustments	210	–	–	(1)	209	1,312	1,521
Additions during the year	–	–	–	83	83	261	344
Reclassifications	–	–	52	–	52	–	52
Adjustments during the year	–	–	–	–	–	(163)	(163)

Balance at end of year	1,696	1,205	370	894	4,165	12,289	16,454

Accumulated amortization and impairment:
Balance at end of year	384	268	182	516	1,350	1,629	2,979
Impairment during the year	127	–	–	297	424	2,026	2,450
Amortization during the year	231	80	19	47	377	–	377
Translation adjustments	52	–	(1)	–	51	144	195
Reclassifications	–	–	3	–	3	–	3

Balance at end of year	794	348	203	860	2,205	3,799	6,004

Net balance at end of year (Notes 3 and 28)	902	857	167	34	1,960	8,490	10,450

Estimated useful lives (in years)	3 – 7	15	3 – 18	4 – 5	–	–	–
Remaining useful lives (in years)	3 – 4	11	3 – 14	1 – 2	–	–	–

ePLDT’s Acquisition of Minority Interests in Airborne Access

On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the minority stockholders of Airborne Access, thereby increasing its 51% ownership interest to 99.4%. As a result of the transaction, goodwill amounting to Php13 million, representing the difference between the consideration and the book value of the interest acquired, was recognized.

Intangible Assets

In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment was a result of projected decline on revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by our management. Annual update in the impairment testing will be completed at year-end.

The unaudited future amortization of other intangible assets as at June 30, 2009 is as follows:

Year	(in million pesos)
2009(1)	180
2010	342
2011	303
2012	854
2013 and onwards	122
Balance at end of period	1,801

(1) July 1, 2009 through December 31, 2009.

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE and Airborne Access

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at June 30, 2009, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI and CURE in 2004 and 2008, respectively, and SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets with Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE and SBI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment.

Smart’s wireless business segment is its largest revenue and cash flow contributor. As such, there is no impairment of Smart’s wireless business segment. As at June 30, 2009, the recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2009 to 2013. The pre-tax discount rate applied to cash flow projections is 8.2% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Other than as discussed above, management believes that no reasonable possible change in any of the above key assumptions would cause the carrying value of the wireless business segment to exceed its recoverable amount.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of SPi and its Subsidiary, CyMed and Springfield

The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

We recognized an impairment loss of Php1,815 million in 2008 pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We recognized an impairment loss of Php203 million in 2008 pertaining to the goodwill from acquisition of Level Up!.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We impaired a portion of the goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php8 million in 2008.

Annual update in the impairment testing will be completed at year-end.

14. Cash and Cash Equivalents

This account consists of:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	2,720	4,164
Temporary cash investments (Note 28)	38,772	29,520

	41,492	33,684

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

15. Investment in Debt Securities

This account consists of:

	June 30,	December 31, 2008
	2009	(Audited)
(Unaudited)
(in million pesos)
First Philippine Utilities Corporation, or FPUC, Exchangeable Note	2,000	–
Government Securities	322	1,656
National Power Corporation, or NAPOCOR, Zero Coupon Bonds	302	292
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
Republic of the Philippines Credit Linked Notes, or CLN	–	193
	2,774	2,291
Less current portion of investment in debt securities	2,322	1,656
Net of noncurrent portion of investment in debt securities	452	635

Exchangeable Note Issued by First Philippine Utilities Corporation, or FPUC

As part of the share acquisition transaction entered into on March 12, 2009, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22.2 million shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exercisable simultaneously with the acquisition of such shares by Piltel. Piltel exercised the option to exchange the note into 223 million shares of stock of Meralco on July 14, 2009. See Note 10 – Investments in Associates and Joint Ventures – Piltel’s Acquisition of Shares in Meralco.

Government Securities

In January 2009, Piltel invested in peso-denominated government securities comprised of treasury bills, or T-bills, and zero coupon bonds at an average yield to maturity of 4.9848% per annum, maturing in July and September 2009. As at June 30, 2009, the carrying value of T-bills and zero coupon bonds amounted to Php309 million and Php13 million, respectively. Government securities, which are classified as held-to-maturity, are carried at amortized cost using the effective interest rate method. Interest income recognized for the six months ended June 30, 2009 amounted to Php28 million.

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond (NAPOCOR Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.875%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php10 million and Php9 million for the six months ended June 30, 2009 and 2008, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for the six months ended June 30, 2009 and 2008 amounted to Php4 million and Php3 million, respectively.

Republic of the Philippines Credit Linked Notes

On February 15, 2008, Smart invested in a Credit Linked Note, CLN, of Php205 million (with a notional amount of US$5 million) issued by ING Amsterdam (“Issuer”), with the bonds issued by the Republic of the Philippines, or ROP, as the underlying credit. The CLN bears semi-annual coupon payments to effectively yield 6.125% per annum and matures on February 15, 2011. On maturity date, the Issuer has the option to settle the interest and principal amount in U.S. Dollars or its equivalent amount in Pesos, calculated at a fixed exchange rate. Coupon payment dates are semi-annual every February 15 and August 15, provided that no termination and/or early redemption event has occurred. If a termination or early redemption event occurs, interest shall cease to accrue and the Issuer has the option on settlement date to settle the notes by paying cash or to deliver the Deliverable Obligations (as defined in the CLN) to Smart. Under PAS 39, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid contract as a financial asset or financial liability at fair value through profit or loss. Since the investment in CLN contains multiple embedded derivatives, Smart designated the entire instrument as a financial asset at fair value through profit or loss. On February 10, 2009, Smart opted to unwind the entire investment in the CLN with net proceeds of Php203 million. Realized gain for the six months ended June 30, 2009 amounted to Php10 million.

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT is entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid an amount of US$27.5 million to ProtoStar which will be utilized by PLDT to pay the exercise price if PLDT exercises the option at or prior to expiration of the exercise period, otherwise, such payment would be applied as payment of the service fees to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it was not exercising its option to purchase ProtoStar’s Series C Preferred Shares and that it was electing to apply the US$27.5 million as Priority Deposit under the space segment services agreement, which amount is deemed as full prepayment of the space segment services under said agreement. See Note 26 – Contractual Obligations and Commercial Commitments. As at June 30, 2009, the US$27.5 million, or Php1,324 million, is presented as part of “Prepayments – net of current portion” in our consolidated statement of financial position.

On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. As at August 4, 2009, we are still in the process of assessing any possible impairment in our prepayment of the space segment services.

16. Trade and Other Receivables

This account consists of receivables from:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Corporate subscribers (Notes 24 and 28)	9,506	9,188
Retail subscribers (Note 28)	8,886	8,993
Foreign administrations (Note 28)	4,551	5,916
Domestic carriers (Note 28)	1,016	877
Dealers, agents and others (Notes 24 and 28)	11,402	3,271

	35,361	28,245
Less allowance for doubtful accounts	13,548	12,336

	21,813	15,909

Movements in the allowance for doubtful accounts are as follows:

		Corporate		Foreign		Dealers, Agents and
	Total	Subscribers	Retail Subscribers	Administrations	Domestic Carriers	Others
	(in million pesos)
June 30, 2009 (Unaudited)
Balance at beginning of period	12,336	6,323	5,089	439	174	311
Provisions for the period (Notes 3 and 5)	910	258	621	3	7	21
Business combinations	490	16	454	–	–	20
Translation adjustments	23	23	–	–	–	–
Write-offs	(211)	(16)	–	(195)	–	–
Reclassifications	–	31	(254)	192	45	(14)
Balance at end of period	13,548	6,635	5,910	439	226	338

Individual impairment	11,961	6,314	4,664	439	226	318
Collective impairment	1,587	321	1,246	–	–	20

	13,548	6,635	5,910	439	226	338

Gross amount of receivables individually impaired, before deducting any individually assessed impairment allowance	12,014	6,367	4,664	439	226	318

December 31, 2008 (Audited)
Balance at beginning of year	12,855	5,875	4,318	1,047	381	1,234
Provisions for the year	1,079	98	850	85	26	20
Translation adjustments	111	43	44	–	–	24
Reversals	(16)	–	–	(2)	(13)	(1)
Write-offs	(1,693)	(314)	(189)	(645)	(142)	(403)
Reclassifications	–	621	66	(46)	(78)	(563)
Balance at end of year	12,336	6,323	5,089	439	174	311

Individual impairment	11,636	6,056	4,656	439	174	311
Collective impairment	700	267	433	–	–	–

	12,336	6,323	5,089	439	174	311

Gross amount of receivables individually impaired, before deducting any individually assessed impairment allowance	11,708	6,128	4,656	439	174	311

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivables are shown net of related payable to the same telecommunications carriers because legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others as at June 30, 2009 include advances to PLDT’s Beneficial Trust Fund amounting to Php8,380 million.

17. Inventories and Supplies

This account consists of:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,060	966
At cost	2,047	1,933
Terminal and cellular phone units:
At net realizable value	1,153	936
At cost	1,274	1,098
Others:
At net realizable value	471	167
At cost	471	167

Total inventories at the lower of cost or net realizable value (Note 28)	2,684	2,069

Total write-down of inventories and supplies recognized for the six months ended June 30, 2009 and 2008 amounted to Php43 million and Php79 million, respectively. See Note 5 – Income and Expenses.

18. Prepayments

This account consists of:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 7)	6,846	6,178
Prepaid rent	1,368	31
Prepaid fees and licenses	239	100
Prepaid insurance (Note 24)	87	161
Other prepayments	222	195
	8,762	6,665
Less current portion of prepayments (Note 28)	4,723	4,164

Noncurrent portion of prepayments (Note 28)	4,039	2,501

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

19. Equity

The movement of PLDT’s capital accounts as at December 31, 2008 and June 30, 2009 are as follows:

	Preferred Stock –
	Php10 par value per share
	Series		Total Preferred			Common Stock –
	A to EE	IV	Stock			Php5 par value per share
	No. of Shares			Amount	No. of Shares	Amount
	(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balance at January 1, 2008	405	36	441	Php4,417	188	Php943
Issuance	–	–	–	1	–	1
Conversion	–	–	–	(3)	1	3

Balance at December 31, 2008 (Audited)	405	36	441	Php4,415	189	Php947

Balance at January 1, 2009	405	36	441	Php4,415	189	Php947
Issuance	–	–	–	1	–	–
Conversion	–	–	–	(1)	–	–
Balance at June 30, 2009 (Unaudited)	405	36	441	Php4,415	189	Php947

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to HH 10% Cumulative Convertible Preferred Stock earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at June 30, 2009, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to HH 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 30, 2007, the Board of Directors designated 150,000 shares of preferred stock as Series HH 10% Cumulative Preferred Stock for issuance from January 1, 2007 up to December 31, 2009.

The issuance of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC on April 2, 2007.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend pay out equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at June 30, 2009, we had acquired a total of 2.7 million shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million in accordance with the share buyback program. See also Note 8 – Earnings Per Common Share and Note 28 – Financial Assets and Liabilities.

20. Interest-bearing Financial Liabilities

This account consists of the following:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt (Notes 9, 23, 26 and 28)	69,478	58,899
Obligations under finance lease (Notes 9, 23, 26 and 28)	10	11
	69,488	58,910

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 23, 26 and 28)	2,559	553
Long-term debt maturing within one year (Notes 9, 23, 26 and 28)	10,424	14,459
Obligations under finance lease maturing within one year (Notes 9, 26 and 28)	54	59
Preferred stock subject to mandatory redemption (Notes 26 and 28)	7	9
	13,044	15,080

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 28)	4,268	4,576
Obligations under finance lease (Note 9)	2	1
Total unamortized debt discount at end of period	4,270	4,577

The following table describes all changes to unamortized debt discount as at June 30, 2009 and December 31, 2008.

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	4,577	4,538
Revaluations during the period	93	706
Additions during the period	34	154
Accretion during the period charged to interest expense (Note 5)	(434)	(806)
Settlements and conversions during the period	–	(15)
Total unamortized debt discount at end of period	4,270	4,577

Long-term Debt

Long-term debt consists of:

		June 30, 2009			December 31, 2008
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% and US$ LIBOR + 0.65% - 2.5% in 2009 and 5.65% — 7.58% and US$ LIBOR + 0.55% — 2.5% in 2008	US$	52	Php2,528	US$	74	Php3,540
Finnvera, Plc, or Finnvera	US$ LIBOR + 0.05% in 2009 and 2008	20		950	30		1,420
Others	3.79% in 2009 and 3.79% — 6.6% and US$ LIBOR + 0.15% — 0.65% in 2008	7		318	7		351

			79	3,796		111	5,311
Fixed Rate Notes	8.35% — 11.375% in 2009 and 2008		415	20,001		560	26,693
Term Loans:
Debt Exchange Facility	2.25% in 2009 and 2.25% and US$ LIBOR + 1% in 2008	203		9,770	196		9,357
GSM Network Expansion Facilities	4.49% — 4.70% and US$ LIBOR + 0.42% — 1.85% in 2009 and 4.49% — 4.70% and US$ LIBOR + 0.42% — 0.815% in 2008	197		9,490	183		8,698
Others	6% and US$ LIBOR + 0.42% - 0.50% in 2009 and 6% — 8.9% and US$ LIBOR + 0.40% — 0.50% in 2008	130		6,281	141		6,694
Satellite Acquisition Loans	US$ LIBOR + 1.75% to 2.75% in 2009 and 2008	6		308	13		610
		US$	1,030	49,646	US$	1,204	57,363

Philippine Peso Debt:
Fixed Rate Corporate Notes	5.625% — 9.1038% in 2009 and 5.625% — 8.4346% in 2008			14,917			9,921
Term Loans:
Unsecured Term Loans	6.125% — 7.4275%; MART1 + 0.75% and PDST-F + 1% — 1.50% in 2009 and 6.125%; MART1 + 0.75% and PDST-F + 1% — 1.50% in 2008			15,179			6,070
Secured Term Loans	PDST-F + 5.70% + Bank’s cost of funds; PDST-F + 1.375% and AUB’s prime rate in 2009 and 7.09% and MART1 + 5.70% in 2008			160			4
				30,256			15,995

Total long-term debt				79,902			73,358
Less portion maturing within one year (Note 28)				10,424			14,459

Noncurrent portion of long-term debt (Note 28)				Php69,478			Php58,899

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding unaudited consolidated long-term debt at nominal values as at
June 30, 2009 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2009(1)	95	4,594	893	5,487
2010	135	6,516	2,759	9,275
2011	79	3,822	2,920	6,742
2012	214	10,280	7,647	17,927
2013 and onwards	594	28,602	16,137	44,739
	1,117	53,814	30,356	84,170

(1) July 1, 2009 through December 31, 2009.

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at June 30, 2009, we owed an aggregate principal amount of US$52 million, or Php2,528 million, to KfW, as follows:

•	US$37 million provided in connection with the US$149 million refinancing facility discussed below; and

•	US$15 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$9 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. On various dates from 2002 to 2004, we had drawn a total of US$140 million under this facility. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$21 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.

As at June 30, 2009, the outstanding balance under the facility amounted to US$20 million (US$19.92 million, net of unamortized debt discount of US$0.08 million), or Php963 million (Php959 million, net of unamortized debt discount of Php4 million).

This facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. Of the amount outstanding under the remaining Finnvera guaranteed loan, US$10 million will mature in 2009 and US$10 million will mature in 2010.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments.

Exportkreditnamnden, or EKN

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA,/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent and subsequently assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN on December 10, 2008. The amount of US$8 million was drawn on December 15, 2008. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. The remaining undrawn balance of US$14 million will be drawn in full in the third quarter of 2009. As at June 30, 2009, the outstanding balance under the facility amounted to US$7.4 million (US$6.6 million, net of unamortized debt discount of US$0.8 million) or Php358 million (Php318 million, net of unamortized debt discount of Php40 million).

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at June 30, 2009 and December 31, 2008:

			June 30, 2009			December 31, 2008
Principal Amount	Interest Rate	Maturity Date	(Unaudited)			(Audited)
			(in millions)
US$273,292,000	8.350%	March 6, 2017	US$	270	Php13,010	US$	291	Php13,896
US$148,935,000	11.375%	May 15, 2012		145	6,991		155	7,380
US$113,786,000	10.500%	April 15, 2009		–	–		114	5,417
			US$	415	Php20,001	US$	560	Php26,693

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

As at June 30, 2009, the outstanding balance of the Facility amounted to US$280 million (US$203 million, net of unamortized debt discount of US$77 million), or Php13,491 million (Php9,770 million, net of unamortized debt discount of Php3,721 million). The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million five-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 of which US$10.4 million (US$10.39 million, net of unamortized debt discount of US$0.01 million), or Php501 million (Php500 million, net of unamortized debt discount of Php1 million), remained outstanding as at June 30, 2009. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million. The amount of US$15 million (US$14.95 million, net of unamortized debt discount of US$0.05 million), or Php722 million (Php720 million, net of unamortized debt discount of Php2 million), remained outstanding as at June 30, 2009.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million were drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on September 1, 2010. As at June 30, 2009, US$22 million (US$21.9 million, net of unamortized debt discount of US$0.1 million), or Php1,056 million (Php1,054 million, net of unamortized debt discount of Php2 million), remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at June 30, 2009, US$22 million, or Php1,064 million (Php1,061 million, net of unamortized debt discount of Php3 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at June 30, 2009, US$39 million, or Php1,873 million (Php1,872 million, net of unamortized debt discount of Php1 million), remained outstanding.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 10, 2013. As at June 30, 2009, US$40 million (US$39.8 million, net of unamortized debt discount of US$0.2 million), or Php1,926 million (Php1,915 million, net of unamortized debt discount of Php11 million), remained outstanding.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank, Mizuho Corporate Bank Ltd as the Lead Arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was initially drawn on January 23, 2009 in the amount of US$5 million and was subsequently fully drawn on May 5, 2009. As at June 30, 2009, the outstanding balance under the facility amounted to US$50 million (US$49.2 million, net of unamortized debt discount of US$0.8 million), or Php2,408 million (Php2,368 million, net of unamortized debt discount of Php40 million).

Other Term Loans

On July 1, 2004, CyMed availed itself of a five-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at June 30, 2009 amounted to US$433 thousand, or Php21 million, which was paid in full on July 31, 2009.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. US$50 million each was drawn from the facility on March 27 and April 10, 2008. The outstanding balance of this loan as at June 30, 2009 amounted to US$80 million, or Php3,852 million, which is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at June 30, 2009 amounted to US$50 million, or Php2,408 million, which is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Omnibus Credit and Security Agreement with a syndicate of local banks, or the Banks, which includes a term loan to Mabuhay Satellite which term loan will mature on various dates from 2007 to 2009. As at June 30, 2009, the outstanding amount under the term loan was US$6 million, or Php308 million.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system;
(b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

In 2006, the Banks have approved Mabuhay Satellite’s request to extend the maturity of the loan under the Omnibus Credit and Security Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Philippine Peso Debts:

Fixed Rate Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php4,988 million (Php4,964 million, net of unamortized debt discount of Php24 million) remained outstanding as at June 30, 2009.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amount of Php5,000 million (Php4,953 million, net of unamortized debt discount of Php47 million) remained outstanding as at June 30, 2009.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility will be used to finance capital expenditures of PLDT.

Php3,000 Million Peso Corporate Notes

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009. The remaining undrawn balance of Php1,000 million, which pertains to Series B2 note, will be drawn in the third quarter of 2009.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006. The outstanding balance of this loan as at June 30, 2009 amounted to Php1,389 million (Php1,386 million, net of unamortized debt discount of Php3 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the ten-year note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The amounts of Php400 million and Php20 million remained outstanding as at June 30, 2009.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amount of Php2,500 million (Php2,490 million, net of unamortized debt discount of Php10 million) remained outstanding as at June 30, 2009.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and another Php500 million was subsequently drawn on May 20, 2009. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. As at June 30, 2009, the total amount of Php900 million remained outstanding and the undrawn balance of the loan was Php1,400 million, of which Php500 million was drawn on July 31, 2009.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The total amount of Php3,000 million remained outstanding as at June 30, 2009.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The total amount of Php2,000 million remained outstanding as at June 30, 2009.

Php1,000 Million Term Loan Facility

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The amount of Php1,000 million (Php995 million, net of unamortized debt discount of Php5 million) remained outstanding as at June 30, 2009.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at June 30, 2009.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The facility is a three-year loan payable in full upon maturity. The amount of Php1,500 million (Php1,489 million, net of unamortized debt discount of Php11 million) was fully drawn on May 20, 2009 and remained outstanding as at June 30, 2009.

Php1,000 Million Term Loan Facility

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014.

Php1,000 Million Term Loan Facility

On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 12, 2009. The facility is a seven-year loan, payable in full on July 12, 2016.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable on maturity date. As at June 30, 2009, the undrawn balance of the loan was Php2,500 million.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments. As at June 30, 2009, the undrawn balance of the loan was Php1,500 million.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. As at June 30, 2009, the undrawn balance of the loan was Php500 million, which was subsequently drawn on July 1, 2009. The loan will mature on July 1, 2016.

Secured Term Loans

Php8 Million Term Loan Facility

On March 31, 2009, Level Up! secured a three year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installment of Php673 thousand starting June 30, 2009 and every quarter thereafter. This loan has a floating interest rate payable every thirty days starting April 30, 2009. The loan is secured by the equipment where the proceeds of the loan were used.

Php150 Million Term Loan Facility

On June 7, 2007, BayanTrade obtained a medium term loan facility with Bank of the Philippine Islands amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date, (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. BayanTrade is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. BayanTrade and the bank has agreed to the following terms: (a) pledge of BayanTrade’s shares of stock with the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan ratio of 2:1; and (c) negative pledge on other present and future assets of BayanTrade.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with Philippine Financial Reporting Standards, or PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since as at June 30, 2009, approximately 61% of PLDT’s total consolidated debts was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at June 30, 2009, Smart has complied with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Omnibus Credit and Security Agreement of Mabuhay Satellite imposes several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger and consolidation with and sale to another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

As at June 30, 2009, we are in compliance with all of our debt covenants.

Obligations Under Finance Lease

The unaudited future minimum payments for finance leases as at June 30, 2009 are as follows:

Year	(in million pesos)
2009(1)	51
2010	7
2011	4
2012	3
2013 and onwards	1
Total minimum finance lease payments (Note 26)	66
Less amount representing interest	2

Present value of net minimum finance lease payments (Notes 3 and 28)	64
Less obligations under finance lease maturing within one year (Notes 9 and 28)	54

Long-term portion of obligations under finance lease (Notes 9 and 28)	10

(1) July 1, 2009 through December 31, 2009.

Municipal Telephone Projects

As at June 30, 2009, PLDT had paid all of its obligations on the lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. In 1993, under the FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties will be transferred to PLDT upon completion of some documents in the contract being prepared for the transfer of ownership.

Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the DOTC. Presently, the 18 public calling office stations that are the subject of the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since. Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination. The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding
Php23 million. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated
February 13, 2009, alleging an unpaid amount of Php30 million (inclusive of interest and penalty charges) as at January 31, 2009. Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitration in accordance with the provisions of the MTPO Contract.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and ePLDT have finance lease obligations in the aggregate amount of Php23 million as at June 30, 2009 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for June 30, 2009 and December 31, 2008 are as follows:

	June 30, 2009 (Unaudited)			December 31, 2008 (Audited)
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of period	2	7	9	49	966	1,015
Conversion (Note 29)	(2)	–	(2)	(50)	(1,027)	(1,077)
Accretion	–	–	–	3	36	39
Revaluation	–	–	–	–	32	32
Balance at end of period (Notes 26 and 28)	–	7	7	2	7	9

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” account in the consolidated statements of financial position. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Series VI Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. See Note 2 – Summary of Significant Accounting Policies and Practices and Note 28 – Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” account in the consolidated statements of financial position.

The difference between the amount designated as liability components of the Series V and VI Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to preferred stock subject to mandatory redemption and charged to interest for the six months ended June 30, 2008 amounted to Php41 million. There were no accretions added to preferred stock subject to mandatory redemption for the six months ended June 30, 2009.

Preferred stock subject to mandatory redemption amounted to Php7 million and Php9 million as at June 30, 2009 and December 31, 2008, respectively, after revaluation of Series VI Convertible Preferred Stock to the exchange rates at the end of the reporting periods and after giving effect to the above accretions, conversions and additional issuances. As at June 30, 2009 and December 31, 2008, 11,854,531 shares and 11,853,298 shares, respectively, of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into             shares of PLDT’s Common Stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1. As at June 30, 2009, 122 shares of Series V Convertible Preferred Stock and 3,891 shares of Series VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, remained outstanding. Holders thereof may voluntarily convert such shares into PLDT common shares at any time. Any such shares which remain outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the immediately following date.

The aggregate redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php7 million and Php9 million as at June 30, 2009 and December 31, 2008, respectively. See
Note 26 – Contractual Obligations and Commercial Commitments.

The corresponding dividends on these shares charged as interest expense amounted to Php4 thousand and Php4 million for the six months ended June 30, 2009 and 2008, respectively. See Note 5 – Income and Expenses and Note 8 – Earnings Per Common Share.

Notes Payable

On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and remained outstanding as at June 30, 2009. Both tranches will mature on April 28, 2010.

As at June 30, 2009, SPi had an outstanding balance of short-term notes of US$12 million, or Php559 million, which will mature on various dates from August 19, 2009 to December 4, 2009. In July 2009, a total of US$6 million out of the total US$12 million outstanding notes payable has been repaid.

21. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	10,198	8,650
Liabilities on asset retirement obligations (Notes 3 and 9)	1,147	1,100
Future earn-out payments – net	350	593
Unearned revenues (Note 23)	144	190
Others	56	49
	11,895	10,582

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.

22.	Accounts Payable

This account consists of:

	June 30,	December 31, 2008
	2009	(Audited)
(Unaudited)
(in million pesos)
Suppliers and contractors (Notes 26 and 28)	13,359	14,131
Carriers (Note 28)	2,518	1,780
Taxes (Notes 27 and 28)	1,502	1,970
Related parties (Note 24)	217	120
Others	215	267
	17,811	18,268

23. Accrued Expenses and Other Current Liabilities

This account consists of:

	June 30,	December 31, 2008
	2009	(Audited)
(Unaudited)
(in million pesos)
Accrued utilities and related expenses (Note 24)	15,501	13,504
Unearned revenues (Note 21)	4,085	4,249
Accrued employee benefits (Note 25)	3,396	2,928
Accrued taxes and related expenses (Notes 26 and 27)	1,836	1,398
Accrued interests and other related costs (Notes 20, 24 and 28)	1,085	1,212
Current portion of future earn-out payments	428	127
Others	1,733	963
	28,064	24,381

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

24. Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, or the Transferred AIL Note, which 50% interest represents an aggregate amount of US$44 million together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% as at June 30, 2009.

Total fees under the Amended ATPA amounted to Php85 million and Php75 million for the six months ended June 30, 2009 and 2008, respectively. As at June 30, 2009, outstanding obligations of PLDT under the Amended ATPA amounted to Php106 million while as at December 31, 2008, there was no outstanding obligations under the Amended ATPA.

b.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at June 30, 2009 (unaudited) and December 31, 2008 (audited) and for the six months ended June 30, 2009 and 2008 (unaudited) are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at June 30, 2009, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.

•	Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the six months ended June 30, 2009 while total royalty fees charged to operations under this agreement amounted to Php41 million for the six months ended June 30, 2008. Smart has no outstanding obligation under this agreement as at June 30, 2009 and December 31, 2008.

3. Advisory Services Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php43 million and Php31 million for the six months ended June 30, 2009 and 2008, respectively. As at June 30, 2009 and December 31, 2008, outstanding liability of PLDT under this agreement amounted to Php14 million and Php7 million, respectively.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements amounted to Php58 million and Php49 million for the six months ended June 30, 2009 and 2008. As at June 30, 2009 and December 31, 2008, outstanding obligations of PLDT under these agreements amounted to Php39 million and Php11 million, respectively.

5.	Agreements between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php322 million and Php323 million for the six months ended June 30, 2009 and 2008, respectively. As at June 30, 2009 and December 31, 2008, outstanding obligations of Smart under this agreement amounted to Php214 million and Php8 million, respectively.

6.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php240 million and Php247 million for the six months ended June 30, 2009 and 2008, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan, respectively.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type is as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Short-term employee benefits	272	244
Share-based payments (Note 25)	156	(78)
Post-employment benefits (Note 25)	17	8
Total compensation paid to key officers of the PLDT Group	445	174

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved the increase in director’s fee to Php200,000 for board meeting attendance and to Php75,000 for Board Committee meeting attendance. The director’s fee was last adjusted in July 1998.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25. Share-based Payments and Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice-President up to the President, executives with the rank of Manager up to Assistant Vice-President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
Balance at beginning of period	18,341	26,758
Exercised shares*	(14,910)	(8,417)
Balance at end of period	3,431	18,341

* Based on the date of payment of exercised shares.

As at June 30, 2009, a total of 866,419 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at June 30, 2009 and December 31, 2008. No fair value of share options were recognized as an expense for the six months ended June 30, 2009 and 2008.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the New Performance Cycle. As a result of the establishment of the New LTIP, the Board of Directors also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The total number of SARs awarded under the New LTIP as at June 30, 2009 was 4 million shares which will be paid in 2010 subject to the achievement of the targets specified in the New LTIP.

The fair value of the New LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price of Php2,395 as at June 30, 2009. Incentive cost per share as at June 30, 2009 and December 31, 2008 for the New LTIP amounted to Php997 and Php960, respectively. The fair value of the LTIP recognized as expense for the six months ended June 30, 2009 amounted to Php882 million while the fair value of the LTIP recognized as income for the six months ended June 30, 2008 amounted to Php493 million. As at June 30, 2009 and December 31, 2008, outstanding LTIP liability amounted to Php3,631 million and Php2,749 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses and Note 26 – Contractual Obligations and Commercial Commitments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31, 2008	10,917
Fair value of plan assets as at December 31, 2008	7,168

Funded status	3,749
Unrecognized net actuarial gain	(1,126)

Accrued benefit costs as at December 31, 2008 (Audited) (Note 3)	2,623
Accrual of pension cost during the period	579
Business combinations	21
Contributions	(362)
Accrued benefit costs as at June 30, 2009 (Unaudited) (Note 3)	2,861

Net pension cost was computed as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Interest cost	596	417
Current service cost	321	309
Net actuarial gain recognized during the period	(1)	(10)
Expected return on plan assets	(337)	(432)
Net periodic benefit cost	579	284

The weighted average assumptions used to determine pension benefits as at June 30, 2009 and December 31, 2008 are as follows:

Average remaining working years of covered employee	20
Expected rate of return on plan assets	9%
Discount rate	11%
Rate of increase in compensation	10%

We have adopted mortality rates in accordance with the 1983 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at June 30, 2009 and December 31, 2008, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php424 million and Php1,935 million, respectively, which represent about 2% and 27%, respectively, of such beneficial trust fund’s assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
Investments in equity securities	84%	51%
Investments in debt and fixed income securities	10%	27%
Investments in real estate	3%	9%
Investments in mutual funds	2%	5%
Investments in temporary placements	1%	8%
	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2009 amounts to approximately Php729 million.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at June 30, 2009 and December 31, 2008, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan is as follows:

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	65%	68%
Investments in equity securities	28%	23%
Others	7%	9%
	100%	100%

Smart and I-Contacts currently expect to make approximately Php172 million of cash contributions to their pension plans in 2009.

Pension Benefit Cost

Total pension benefit cost is as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	579	284
Expense recognized for defined contribution plans	84	81
Total expense recognized for pension benefit costs (Notes 3 and 5)	663	365

26. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at June 30, 2009 and December 31, 2008:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 Years	5 years
	(in million pesos)
June 30, 2009 (Unaudited)
Long-term debt(1):	107,532	2,143	48,182	35,764	21,443
Principal	84,170	1,907	34,814	30,576	16,873
Interest	23,362	236	13,368	5,188	4,570
Lease obligations:	6,814	3,355	1,720	917	822
Operating lease	6,748	3,300	1,711	915	822
Finance lease	66	55	9	2	–
Unconditional purchase obligations(2)	853	118	229	289	217
Other obligations:	55,227	37,314	12,730	1,531	3,652
Mandatory conversion and purchase of shares	7	7	–	–	–
Derivative financial liabilities(3):	5,015	10	1,744	1,459	1,802
Long-term currency swaps	5,005	–	1,744	1,459	1,802
Forward foreign exchange contracts	10	10	–	–	–
Various trade and other obligations:	50,205	37,297	10,986	72	1,850
Suppliers and contractors	23,557	13,359	10,198	–	–
Utilities and related expenses	13,411	13,349	28	5	29
Employee benefits	3,379	3,379	–	–	–
Carriers	2,518	2,518	–	–	–
Customers’ deposits	2,262	–	374	67	1,821
Dividends	1,486	1,486	–	–	–
Others	3,592	3,206	386	–	–
Total contractual obligations	170,426	42,930	62,861	38,501	26,134
December 31, 2008 (Audited)
Long-term debt(1):	99,363	7,649	31,500	26,744	33,470
Principal	77,934	7,077	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	–
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	51,367	33,714	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	–	–	–
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	–	2,003	1,768	2,328
Long-term foreign currency options	39	39	–	–	–
Forward foreign exchange contracts	69	69	–	–	–
Various trade and other obligations:	45,151	33,597	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	–	–
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	–	–	–
Customers’ deposits	2,251	–	327	47	1,877
Carriers	1,780	1,780	–	–	–
Dividends	1,379	1,379	–	–	–
Others	2,659	2,036	623	–	–
Total contractual obligations	158,727	44,114	44,905	30,111	39,597

(1) Before deducting unamortized debt discount and debt issuance costs.
(2) Based on the Amended ATPA with AIL.
(3) Gross liabilities before any offsetting application.

Long-term Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.

Operating Lease Obligations

Agreement for Space Segment Services with ProtoStar. On September 16, 2008, PLDT entered into a space segment services agreement with ProtoStar pursuant to which ProtoStar is required to make available to PLDT space segment services relating to a customized payload on the ProtoStar I satellite consisting of four 36 MHz non-preemptive C-band transponders and one additional non-preemptive extended C-band transponder for a total consideration of US$1.1 million per quarter. The term of the agreement will commence on January 1, 2011, or such earlier or later date as may be mutually agreed by both parties and unless previously terminated will continue for a period of seven years thereafter. As at December 31, 2008, the remaining obligations of PLDT under this agreement amounted to approximately Php1,468 million. As discussed in Note 15 – Investment in Debt Securities, on May 15, 2009, PLDT formally advised ProtoStar that it was not exercising its option to purchase ProtoStar’s Series C Preferred Shares and that it was electing to apply the US$27.5 million as Priority Deposit under the space segment services agreement, which amount is deemed as full prepayment of the space segment services under said agreement. On July 29, 2009, ProtoStar and its five affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. As at August 4, 2009, we are still in the process of assessing any possible impairment in our prepayment of the space segment services.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. There was no remaining obligations as at June 30, 2009 while as at December 31, 2008, PLDT’s aggregate remaining obligations under these contracts amounted to approximately Php0.5 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. As at June 30, 2009 and December 31, 2008, PLDT’s aggregate remaining obligations under these agreement amounted to approximately Php30 million and Php20 million, respectively.

Other Operating Lease Obligations. The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php6,718 million and Php5,675 million as at June 30, 2009 and December 31, 2008, respectively.

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at June 30, 2009 and December 31, 2008, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php853 million and Php762 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 20 – Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at June 30, 2009, 2,721,318 shares of the Series V Convertible Preferred Stock, 5,291,213 shares of the Series VI Convertible Preferred Stock and all of the 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock and 122 shares of the Series V Convertible Preferred Stock and 3,891 shares of the Series VI Convertible Preferred Stock remained outstanding.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. On June 5, 2008, PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001, were mandatorily converted into shares of PLDT’s common stock at a ratio of 1:1. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put options based on outstanding shares as at June 30, 2009 was Php7 million assuming all of the outstanding shares of the Series V and VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, will be mandatorily converted on the seventh anniversary of the issue date and all shares of PLDT’s common stock issued upon such conversion will be put to PLDT at that time in accordance with the terms of the put option. The market value of the underlying shares of PLDT’s common stock was Php10 million, based on the market price of PLDT common shares of Php2,395 per share as at June 30, 2009.

Derivative Financial Liabilities. See Note 28 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various Trade and Other Obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at June 30, 2009 and December 31, 2008, total obligations under these various agreements amounted to approximately Php50,205 million and Php45,151 million, respectively.

Commercial Commitments

As at June 30, 2009 and December 31, 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,669 million and Php1,634 million, respectively. These commitments will expire within one year.

27. Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, respectively, both demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment to the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Petition remains pending with the Court of Appeals as at June 30, 2009.

Local Business and Franchise Tax Assessments

As discussed below, PLDT currently expects that going forward, PLDT will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited consolidated financial statements as at June 30, 2009.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid as at June 30, 2009 a total amount of Php827 million for local franchise tax covering prior periods up to June 30, 2009.

PLDT no longer has contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at June 30, 2009.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Caloocan and Lucena in the amounts of Php1.9 million, Php6.2 million and Php4.0 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, for the year 2007 for the City of Caloocan and for the years 2004 to 2009 for the City of Lucena. In the case against the City of Tuguegarao, the Regional Trial Court, or RTC, recently rendered a decision stating that the City of Tuguegarao cannot impose business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration on the said Decision which PLDT has opposed. The said motion for reconsideration was denied by the court in its Order dated March 2, 2009. In relation to the case against Caloocan City, the parties are currently undergoing mediation procedure. The case against Lucena City was filed last June 18, 2009. Further to these cases, PLDT is also contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its Decision dated February 25, 2009, ruled in favor of PLDT stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which PLDT has opposed.

The deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of Makati City in Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) and upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995-2009.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php0.7 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax. On April 2, 2009, Smart filed its Motion for Reconsideration. The Supreme Court has yet to issue its resolution on Smart’s Motion for Reconsideration.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the Bureau of Internal Revenue already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax. Smart is awaiting the official copy of the Resolution from the Supreme Court.

Real Property Tax

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements (one in February 1990, and another one in March 1999) in the past, these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php3.1 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. At the moment, however, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

28. Financial Assets and Liabilities

Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

The following table sets forth our financial assets and financial liabilities as at June 30, 2009 and December 31, 2008.

			Designated at fair				Total financial	Non-financial
	Loans	Held-to-maturity	value through		Available-for-sale	Liabilities carried	assets and	assets and
	and receivables	investments	profit or loss	Held-for-trading	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at June 30, 2009 (Unaudited) Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	158,944	158,944
Investments in associates and joint ventures	–	–	–	–	–	–	–	1,866	1,866
Available-for-sale financial assets	–	–	–	–	133	–	133	–	133
Investment in debt securities	–	452	–	–	–	–	452	–	452
Investment properties	–	–	–	–	–	–	–	615	615
Goodwill and intangible assets	–	–	–	–	–	–	–	10,551	10,551
Deferred income tax assets	–	–	–	–	–	–	–	8,686	8,686
Derivative financial assets	–	–	–		–	–	–		–
Prepayments – net of current portion	–	–	–	–	–	–	–	4,039	4,039
Advances and refundable deposits – net of current portion	735	–	–	–	–	–	735	296	1,031
Current:
Cash and cash equivalents	41,492	–	–	–	–	–	41,492	–	41,492
Short-term investments	1,636	–	–	507	–	–	2,143	–	2,143
Investment in debt securities	2,000	322	–	–	–	–	2,322	–	2,322
Trade and other receivables	21,813	–	–	–	–	–	21,813	–	21,813
Inventories and supplies	–	–	–	–	–	–	–	2,684	2,684
Derivative financial assets	–	–	–	11	–	–	11	–	11
Current portion of prepayments	–	–	–	–	–	–	–	4,723	4,723
Current portion of advances and refundable deposits	2	–	–	–	–	–	2	196	198

Total assets	67,678	774	–	518	133	–	69,103	192,600	261,703

Liabilities as at June 30, 2009 (Unaudited) Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	69,488	69,488	–	69,488
Deferred income tax liabilities	–	–	–	–	–	–	–	1,962	1,962
Derivative financial liabilities	–	–	–	2,760	–	–	2,760	–	2,760
Pension and other employee benefits	–	–	–	–	–	–	–	6,587	6,587
Customers’ deposits	–	–	–	–	–	2,262	2,262	–	2,262
Deferred credits and other noncurrent liabilities	–	–	–	–	–	10,585	10,585	1,310	11,895
Current:
Accounts payable	–	–	–	–	–	16,303	16,303	1,508	17,811
Accrued expenses and other current liabilities	–	–	–	–	–	21,956	21,956	6,108	28,064
Derivative financial liabilities	–	–	–	11	–	–	11	–	11
Provisions for assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	13,044	13,044	–	13,044
Dividends payable	–	–	–	–	–	1,486	1,486	–	1,486
Income tax payable	–	–	–	–	–	–	–	3,978	3,978
Total liabilities	–	–	–	2,771	–	135,124	137,895	23,008	160,903

Net assets and liabilities	67,678	774	–	(2,253)	133	(135,124)	(68,792)	169,592	100,800

Assets as at December 31, 2008 (Audited) Noncurrent:
Property, plant and equipment – net	–	–		–	–	–	–	160,326	160,326
Investments in associates and joint ventures	–	–		–	–	–	–	1,174	1,174
Available-for-sale financial assets	–	–	–	–	131	–	131	–	131
Investment in debt securities	–	442	193	–	–	–	635	–	635
Investment properties	–	–	–	–	–	–	–	617	617
Goodwill and intangible assets	–	–	–	–	–	–	–	10,450	10,450
Deferred income tax assets	–	–	–	–	–	–	–	9,605	9,605
Prepayments – net of current portion	–	–	–	–	–	–	–	2,501	2,501
Advances and refundable deposits – net of current portion	840	–	–	–	–	–	840	246	1,086
Current:
Cash and cash equivalents	33,684	–	–	–	–	–	33,684	–	33,684
Short-term investments	5,964	–	–	706	–	–	6,670	–	6,670
Investment in debt securities	–	1,656	–	–	–	–	1,656	–	1,656
Trade and other receivables	15,909	–	–	–	–	–	15,909	–	15,909
Inventories and supplies	–	–	–	–	–	–	–	2,069	2,069
Derivative financial assets	–	–	–	56	–	–	56	–	56
Current portion of prepayments	–	–	–	–	–	–	–	4,164	4,164
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	1,825	1,825

Total assets	56,397	2,098	193	762	131	–	59,581	192,977	252,558

Liabilities as at December 31, 2008 (Audited) Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	58,910	58,910	–	58,910
Deferred income tax liabilities	–	–	–	–	–	–	–	1,288	1,288
Derivative financial liabilities	–	–	–	1,761	–	–	1,761	–	1,761
Pension and other employee benefits	–	–	–	–	–	–	–	5,467	5,467
Customers’ deposits	–	–	–	–	–	2,251	2,251	–	2,251
Deferred credits and other noncurrent liabilities	–	–	–	–	–	9,273	9,273	1,309	10,582
Current:
Accounts payable	–	–	–	–	–	16,294	16,294	1,974	18,268
Accrued expenses and other current liabilities	–	–	–	–	–	18,612	18,612	5,769	24,381
Derivative financial liabilities	–	–	–	87	–	–	87	–	87
Provisions for assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	15,080	15,080	–	15,080
Dividends payable	–	–	–	–	–	1,379	1,379	–	1,379
Income tax payable	–	–	–	–	–	–	–	4,580	4,580
Total liabilities	–	–	–	1,848	–	121,799	123,647	21,942	145,589

Net assets and liabilities	56,397	2,098	193	(1,086)	131	(121,799)	(64,066)	171,035	106,969

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at June 30, 2009 and December 31, 2008.

	Carrying Value		Fair Value
	June 30,		June 30,
	2009	December 31, 2008	2009	December 31, 2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities(1)	69	69	69	69
Unlisted equity securities(2)	64	62	64	62
Investment in debt securities(1)	452	635	461	629
Advances and refundable deposits – net of current portion(2)	735	840	636	728
Total noncurrent financial assets	1,320	1,606	1,230	1,488

Current Financial Assets
Cash and cash equivalents(2):
Cash on hand and in banks	2,720	4,164	2,720	4,164
Temporary cash investments	38,772	29,520	38,772	29,520
Short-term investments(2)	2,143	6,670	2,143	6,670
Investment in debt securities(1)	2,322	1,656	2,322	1,656
Trade and other receivables(2):
Foreign administrations	4,112	5,477	4,112	5,477
Corporate subscribers	2,871	2,865	2,871	2,865
Retail subscribers	2,976	3,904	2,976	3,904
Domestic carriers	790	703	790	703
Dealers, agents and others	11,064	2,960	11,064	2,960
Derivative financial assets(2):
Forward foreign exchange contracts	10	16	10	16
Bifurcated embedded derivatives	1	2	1	2
Foreign currency options	–	38	–	38
Current portion of advances and refundable deposits(2)	2	–	2	–
Total current financial assets	67,783	57,975	67,783	57,975

Total Financial Assets	69,103	59,581	69,013	59,463

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion(3)	69,478	58,899	70,677	57,058
Obligations under finance lease(2)	10	11	8	11
Derivative financial liabilities:
Long-term currency swap(2)	2,760	1,761	2,760	1,761
Customers’ deposits(2)	2,262	2,251	1,496	1,476
Deferred credits and other noncurrent liabilities(2)	10,585	9,273	8,963	7,959
Total noncurrent financial liabilities	85,095	72,195	83,904	68,265

Current Financial Liabilities(2)
Accounts payable:
Suppliers and contractors	13,359	14,131	13,359	14,131
Carriers	2,518	1,780	2,518	1,780
Others	426	383	426	383
Accrued expenses and other current liabilities:
Utilities and related expenses	15,330	13,385	15,330	13,385
Employee benefits	3,379	2,925	3,379	2,925
Interests and other related costs	1,085	1,212	1,085	1,212
Others	2,162	1,090	2,162	1,090
Derivative financial liabilities:
Forward foreign exchange contracts	9	31	9	31
Bifurcated embedded derivatives	1	11	1	11
Bifurcated equity call options	1	1	1	1
Foreign currency options	–	44	–	44
Interest-bearing financial liabilities:
Notes payable	2,559	553	2,559	553
Current portion of long-term debt	10,424	14,459	10,424	14,459
Obligations under finance lease	54	59	54	59
Preferred stock subject to mandatory redemption	7	9	7	9
Dividends payable	1,486	1,379	1,486	1,379
Total current financial liabilities	52,800	51,452	52,800	51,452

Total Financial Liabilities	137,895	123,647	136,704	119,717

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly.

(3)	Fair values of U.S. dollar notes were determined using observable inputs that reflect quoted prices in active markets while fair values of other loans were determined using inputs other than quoted prices.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed rate loans:
U.S. dollar notes Other loans in all other currencies
Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary shares, were determined using quoted prices.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate the carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in other comprehensive income until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments not designated as hedges as at June 30, 2009 and December 31, 2008:

		June 30, 2009			December 31, 2008
		(Unaudited)			(Audited)
				Mark-to-market			Mark-to-market
	Maturity	Notional		Gains (Losses)	Notional		Gains (Losses)

		(in millions)
PLDT
Currency swaps	2017	US$	273	(Php2,178)	US$	295	(Php1,197)
	2012		148	(582)		159	(564)
Bifurcated equity call options	2009		–	(1)		–	(1)
Foreign currency sold call options	2009		–	–		57(1)	10
Foreign currency bought call options	2009		–	–		57	(16)
Forward foreign exchange contracts	2009		–	–		57	(31)
				(2,761)			(1,799)

Smart
Forward foreign exchange contracts	2009		30	(8)		–	–
Bifurcated embedded derivatives	2009		–	–		3	(10)
				(8)			(10)

ePLDT
Forward foreign exchange contracts	2009		2	9		5	16
Bifurcated embedded derivatives	2012		1	–		2	1
				9			17
Net liabilities				(Php2,760)			(Php1,792)

(1)	Foreign currency sold call options based on the same notional amount as the foreign currency bought call options.

	June 30,	December 31, 2008
	2009	(Audited)
(Unaudited)
(in million pesos)
Presented as:
Current assets	11	56
Noncurrent liabilities	(2,760)	(1,761)
Current liabilities	(11)	(87)
Net liabilities	(2,760)	(1,792)

Analysis of gains (losses) on derivative financial instruments for the six months ended June 30, 2009 and 2008 are as follows:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Net mark-to-market losses at end of period	(2,760)	(3,471)
Net mark-to-market losses at beginning of period	(1,792)	(7,027)
Net change	(968)	3,556
Hedge cost	(325)	(420)
Settlements, accretion and conversion	(338)	(566)
Net losses on cash flow hedges charged to cumulative translation adjustments	–	1,039
Net gains charged to cumulative translation adjustments	–	697
Ineffective portion recognized in the profit or loss for the cash flow hedge	–	45
Effective portion recognized in the profit or loss for the cash flow hedge	–	(350)
Net gains (losses) on derivative financial instruments	(1,631)	4,001

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at June 30, 2009 and December 31, 2008, these long-term currency swaps have an aggregate notional amount of US$421 million and US$454 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at June 30, 2009 and December 31, 2008, the outstanding swap contracts have an agreed average swap exchange rate of Php50.52. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.10% and 3.32% per annum as at June 30, 2009 and December 31, 2008, respectively.

On various dates in 2008, the long-term principal only currency swap agreements maturing in 2012 were partially terminated, with a total aggregate settlement amount of Php1,042 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$159 million as at December 31, 2008.

On various dates in 2009, the long-term principal only currency swap agreements maturing in 2012 were partially terminated, with a total aggregate settlement amount of Php90 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$148 million as at June 30, 2009.

In December 2008, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement amount of Php33 million. As a result of the unwinding transactions, the outstanding notional amount was reduced to US$295 million as at December 31, 2008.

On various dates in 2009, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement amount of Php213 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$273 million as at June 30, 2009.

Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the fixed rate note due in 2009 with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.500 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.500 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 2.84% per annum as at December 31, 2008. As at June 30, 2009, there are no outstanding currency option agreements.

On various dates in 2008, 2007 and 2006, the currency option agreements were partially terminated, with a total aggregate settlement amount of Php270 million. The remaining balance of the currency option agreement amounting to US$57 million as at December 31, 2008 was terminated on various dates in 2009 with a total aggregate settlement amount of Php71 million.

In order to manage hedge costs, the swaps and option include a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap and option contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at June 30, 2009, there are no outstanding currency option agreements while as at December 31, 2008, US$511 million (US$454 million under currency swaps and US$57 million under foreign currency options) of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity.

Forward Foreign Exchange Contracts

In 2008, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge a portion of its fixed rate notes maturing in 2009. As at June 30, 2009, there are no outstanding forward foreign exchange contracts while as at December 31, 2008, the outstanding forward foreign exchange contracts on the fixed rate notes amounted to US$57 million with an average exchange rate of Php48.65.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued shares of Series VI Convertible Preferred Stock. See
Note 20 – Interest-bearing Financial Liabilities. Each share of Series VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.13. On June 4, 2008, 336,779 shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at June 30, 2009 and December 31, 2008, the negative fair market value of these embedded call options amounted to Php1 million.

Smart

In 2009, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts maturing in July 2009. As at June 30, 2009, outstanding forward foreign exchange contracts amounted to US$30 million with an average forward rate of Php47.97 while as at December 31, 2008, there were no outstanding forward foreign exchange contracts.

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at June 30, 2009 and December 31, 2008, outstanding contracts amounted to US$275 thousand and US$3 million, respectively, including service contracts with foreign equipment suppliers denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction. The total mark-to-market value of these bifurcated embedded currency forwards as at June 30, 2009 and December 31, 2008 amounted to Php470 thousand and Php10 million, respectively.

ePLDT

In October 2008, Parlance and Vocativ entered into a non-deliverable forward sale agreement in the total amount of US$2.4 million each, with maturities beginning January 2009 up to December 2009 at an average exchange rate of Php51.89 and Php52.17, respectively. The aggregate notional amount of these non-deliverable bifurcated forward sale agreements amounted to US$2 million and US$5 million as at June 30, 2009 and December 31, 2008, respectively. The aggregate mark-to-market value of these forward contracts as at June 30, 2009 and December 31, 2008 amounted to Php9 million and Php16 million, respectively.

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million and US$2 million as at June 30, 2009 and December 31, 2008, respectively. The total mark-to-market value of these bifurcated embedded currency forwards as at June 30, 2009 and December 31, 2008 amounted to Php40 thousand and Php1 million, respectively.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

A summary of the maturity profile of our financial liabilities as at June 30, 2009 and December 31, 2008 based on contractual undiscounted payments is set out in Note 26 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects the consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at June 30, 2009 and December 31, 2008:

	June 30, 2009		December 31, 2008
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)
(in millions)
Current Financial Assets
Cash and cash equivalents	211	10,165	101	4,794
Short-term investments	28	1,326	21	986
Trade and other receivables	185	8,892	207	9,880
Derivative financial assets	–	11	1	56
Total current financial assets	424	20,394	330	15,716
Total Financial Assets	424	20,394	330	15,716
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	867	41,728	925	44,064
Derivative financial liabilities	57	2,760	37	1,761
Total noncurrent financial liabilities	924	44,488	962	45,825
Current Financial Liabilities
Accounts payable	144	6,914	143	6,820
Accrued expenses and other current liabilities	95	4,598	93	4,447
Derivative financial liabilities	–	11	2	87
Current portion of interest-bearing financial liabilities	185	8,915	301	14,331
Total current financial liabilities	424	20,438	539	25,685
Total Financial Liabilities	1,348	64,926	1,501	71,510

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php48.16 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at June 30, 2009.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.65 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

As at August 3, 2009, the peso-dollar exchange rate was Php48.07 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at June 30, 2009 would have decreased by Php83 million.

As at June 30, 2009, approximately 61% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt decreased to Php50,205 million as at June 30, 2009 from Php57,916 million as at December 31, 2008. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$421 million as at June 30, 2009. Consequently, the unhedged portion of consolidated debt amounts was approximately 37% (or 23%, net of our consolidated U.S. dollar cash balances) as at June 30, 2009.

For the six months ended June 30, 2009, approximately 34.1% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the recent depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 1.07% against the U.S. dollar to Php48.16 to US$1.00 as at June 30, 2009 from Php47.65 to US$1.00 as at December 31, 2008. As at December 31, 2008, the peso had depreciated by 15.1% to Php47.65 to US$1.00 from Php41.41 to US$1.00 as at December 31, 2007. As a result of the consolidated foreign exchange movements as well as the amount of our consolidated outstanding foreign currency debts and hedges, we recognized consolidated foreign exchange losses of Php292 million and Php3,555 million for the six months ended June 30, 2009 and 2008, respectively.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of September 30, 2009. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 1.23% as compared to the exchange rate of Php48.16 to US$1.00 as at June 30, 2009. If the peso-dollar exchange rate had weakened/strengthened by 1.23% as at June 30, 2009, with all other variables held constant, profit after tax for the six months ended June 30, 2009 would have been Php211 million higher/lower and our consolidated stockholders’ equity as at June 30, 2009 would have been Php216 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are exposed to interest rate risk as at June 30, 2009 and December 31, 2008. Financial instruments that are not subject to interest rate risk were not included in the table.

As at June 30, 2009 (Unaudited)

								Discount/
	In U.S. Dollars							Debt
					Over 5			Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	10	–	–	–	–	10	466	–	466	10	466
Interest rate	0.01% to 0.75%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	296	–	–	–	–	296	14,268	–	14,268	296	14,268
Interest rate	0.01% to 3.15%	–	–	–	–	–	–	–	–	–	–
Other currencies	1	–	–	–	–	1	67	–	67	1	67
Interest rate	0.001%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	13	–	–	–	–	13	650	–	650	13	650
Interest rate	0.20% to 2.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	792	–	–	–	–	792	38,122	–	38,122	792	38,122
Interest rate	1.50% to 7.50%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	28	–	–	–	–	28	1,326	–	1,326	28	1,326
Interest rate	4.25% to 5.71%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	17	–	–	–	–	17	817	–	817	17	817
Interest rate	5.005%	–	–	–	–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	48	–	–	9	–	57	2,774	–	2,774	58	2,783
Interest Rate	4.4985%	–	–	6.442%	–	–	–	–	–	–	–

	1,205	–	–	9	–	1,214	58,490	–	58,490	1,215	58,499

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	–	–	149	–	273	422	20,334	333	20,001	465	22,402
Interest rate	–	–	11.375%	–	8.350%	–	–	–	–	–	–
US$ Fixed Loans	11	43	6	282	–	342	16,491	3,768	12,723	229	11,020
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	2.25% to 3.79%	–	–	–	–	–	–	–
Philippine Peso	–	3	112	211	77	403	19,408	82	19,326	412	19,827
Interest rate	–	6.50% to 8.4346%	5.625% to 8.4346%	6.125% to 9.1038%	6.50% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	29	188	66	70	–	353	16,989	67	16,922	351	16,922
Interest rate	US$LIBOR + 0.05%	US$LIBOR + 0.42%	US$LIBOR + 0.42%	US$LIBOR + 0.42%	–	–	–	–	–	–	–
	to 2.75%	to 2.50%	to 1.85%	to 1.85%
Philippine Peso	–	102	54	71	–	227	10,948	18	10,930	227	10,930
Interest rate	PDST-F + 5.70% +	MART 1 + 0.75%;	MART 1 + 0.75%;	PDST - F + 1.0% to	–	–	–	–	–	–	–
	Bank’s cost of	PDST – F + 1.0% to	PDST - F + 1.0% to	1.50%
	funds	1.5%; AUB’s prime	1.5%; AUB’s prime
		rate	rate
Short-term Debt
Notes Payable
U.S. Dollar	12	–	–	–	–	12	559	–	559	12	559
Interest rate	4.875%
Philippine Peso	41	–	–	–	–	41	2,000	–	2,000	41	2,000
	Php PDST-F 1.5%;
Interest rate	6.0896%	–	–	–	–	–	–	–	–	–	–

	93	336	387	634	350	1,800	86,729	4,268	82,461	1,737	83,660

As at December 31, 2008 (Audited)

												Discount/
	In U.S. Dollars											Debt
									Over 5			Issuance Cost	Carrying Value	Fair Value
														In U.S.
		Below 1 year	1-2 years		2-3 years		3-5 years		years	Total	In Php	In Php	In Php	Dollar	In Php
												(in millions)
Assets:
Cash in Bank
U.S. Dollar		26		–		–		–	–	26	1,258	–	1,258	26	1,258
Interest rate		0.10% to 4.50%		–		–		–	–	–	–	–	–	–	–
Philippine Peso		56		–		–		–	–	56	2,682	–	2,682	56	2,682
Interest rate		0.25% to 3.50%		–		–		–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar		330		–		–		–	–	330	15,714	–	15,714	330	15,714
Interest rate		0.30% to 7.50%		–		–		–	–	–	–	–	–	–	–
Philippine Peso		290		–		–		–	–	290	13,806	–	13,806	290	13,806
Interest rate		2% to 7.50%		–		–		–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar		21		–		–		–	–	21	985	–	985	21	985
Interest rate		3.29%		–		–		–	–	–	–	–	–	–	–
Philippine Peso		119		–		–		–	–	119	5,685	–	5,685	119	5,685
Interest rate		6.69%		–		–		–	–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso		35		–		4		9	–	48	2,291	–	2,291	48	2,285
Interest Rate		6.3194%		–		6.125%	6.875% to 7%		–	–	–	–	–	–	–

		877		–		4		9	–	890	42,421	–	42,421	890	42,415

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes		114		–		–		159	295	568	27,061	368	26,693	559	26,607
Interest rate		10.50%		–		–		11.375%	8.35%	–	–	–	–	–	–
US$ Fixed Loans		22		50		11		3	280	366	17,444	4,046	13,398	252	12,030
Interest rate		4.49% to 6%	3.79% to 4.70%		3.79% to 4.70%			3.79%	2.25%	–	–	–	–	–	–
Philippine Peso		–		3		1		182	33	219	10,420	79	10,341	209	9,955
Interest rate		–	6.50% to 8.4346%		6.50% to 8.4346%		5.625% to 8.4346%		6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar		13		215		59		77	–	364	17,339	67	17,272	363	17,272
Interest rate	US$	LIBOR + 1.75% to 2.75%	US$	LIBOR + 0.42% to 2.50%	US$	LIBOR + 0.42% to 0.815%	US$	LIBOR + 0.42% to 0.75%	–	–	–	–	–	–	–
Philippine Peso		–		47		32		40	–	119	5,670	16	5,654	119	5,653
Interest rate		–	MART1 + 0.75% to 5.70%; PDST – F 1.0% to 1.50%		MART1 + 0.75%; PDST – F 1.0% to 1.50%		PDST – F 1.0% to 1.50%		–	–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar		12		–		–		–	–	12	553	–	553	12	553
Interest rate		5.25% to 5.30%		–		–		–	–	–	–	–	–	–	–
		161		315		103		461	608	1,648	78,487	4,576	73,911	1,514	72,070

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of September 30, 2009. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 15 basis points higher/lower, respectively, as compared to levels as at June 30, 2009. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at June 30, 2009, with all other variables held constant, profit after tax for the six months ended June 30, 2009 and our consolidated stockholders’ equity as at June 30, 2009 would have been Php63 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions. If Philippine peso interest rates had been 15 basis points higher/lower as compared to market levels as at June 30, 2009, with all other variables held constant, profit after tax for the six months ended June 30, 2009 and our consolidated stockholders’ equity as at June 30, 2009 would have been Php89 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the consolidated statement of financial position, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	737	840	737	840
Cash and cash equivalents	41,492	33,684	41,305	33,621
Short-term investments	1,636	5,964	1,636	5,963
Investment in debt securities	2,000	–	2,000	–
Foreign administrations	4,112	5,477	4,065	5,477
Corporate subscribers	2,871	2,865	2,712	2,709
Retail subscribers	2,976	3,904	2,906	3,877
Domestic carriers	790	703	790	703
Dealers, agents and others	11,064	2,960	11,057	2,958
Held-to-maturity investments:
Investment in debt securities	774	2,098	774	2,098
Designated at fair value through profit or loss:
Investment in debt securities	–	193	–	193
Available-for-sale financial assets	133	131	133	131
Held-for-trading:
Short-term investments	507	706	507	706
Foreign currency options	–	38	–	38
Forward foreign exchange contracts	10	16	10	16
Bifurcated embedded derivatives	1	2	1	2
Total	69,103	59,581	68,633	59,332

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.
(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due		Past due but
		nor impaired		not impaired	Impaired
	Total	Class A(1)	Class B(2)
	(in million pesos)
June 30, 2009 (Unaudited)
Loans and receivables:
Advances and refundable deposits	737	734	3	–	–
Cash and cash equivalents	41,492	40,136	1,356	–	–
Short-term investments	1,636	1,595	41	–	–
Investment in debt securities	2,000	2,000	–	–	–
Corporate subscribers	9,506	1,311	221	1,349	6,625
Retail subscribers	8,886	768	474	1,734	5,910
Foreign administrations	4,551	1,595	1,030	1,487	439
Domestic carriers	1,016	105	18	672	221
Dealers, agents and others	11,402	972	9,861	231	338
Held-to-maturity investments:
Investment in debt securities	774	774	–	–	–
Available-for-sale financial assets	133	105	28	–	–
Held-for-trading(3):
Short-term investments	507	507	–	–	–
Forward foreign exchange contracts	10	10	–	–	–
Bifurcated embedded derivatives	1	1	–	–	–
Total	82,651	50,613	13,032	5,473	13,533
December 31, 2008 (Audited)
Loans and receivables:
Advances and refundable deposits	840	703	137	–	–
Cash and cash equivalents	33,684	32,979	705	–	–
Short-term investments	5,964	5,680	284	–	–
Corporate subscribers	9,188	858	272	1,663	6,395
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Domestic carriers	877	84	3	616	174
Dealers, agents and others	3,271	2,114	444	402	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–
Available-for-sale financial assets	131	103	28	–	–
Held-for-trading(3):
Short-term investments	706	706	–	–	–
Forward foreign currency options	38	38	–	–	–
Forward foreign exchange contracts	16	16	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–
Total	71,917	49,633	3,379	6,497	12,408

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

		Neither past due
	Total	nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
June 30, 2009 (Unaudited)
Loans and receivables:
Advances and refundable deposits	737	737	–	–	–	–
Cash and cash equivalents	41,492	41,492	–	–	–	–
Short-term investments	1,636	1,636	–	–	–	–
Investment in debt securities	2,000	2,000	–	–	–	–
Corporate subscribers	9,506	1,532	763	188	398	6,625
Retail subscribers	8,886	1,242	1,188	278	268	5,910
Foreign administrations	4,551	2,625	793	415	279	439
Domestic carriers	1,016	123	197	183	292	221
Dealers, agents and others	11,402	10,833	82	45	104	338
Held-to-maturity investments:
Investment in debt securities	774	774	–	–	–	–
Available-for-sale financial assets	133	133	–	–	–	–
Held-for-trading:
Short-term investments	507	507	–	–	–	–
Forward foreign exchange contracts	10	10	–	–	–	–
Bifurcated embedded derivatives	1	1	–	–	–	–
	82,651	63,645	3,023	1,109	1,341	13,533

December 31, 2008 (Audited)
Loans and receivables:
Advances and refundable deposits	840	840	–	–	–	–
Cash and cash equivalents	33,684	33,684	–	–	–	–
Short-term investments	5,964	5,964	–	–	–	–
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Domestic carriers	877	87	80	87	449	174
Dealers, agents and others	3,271	2,558	48	9	345	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–	–
Available-for-sale financial assets	131	131	–	–	–	–
Held-for-trading:
Short-term investments	706	706	–	–	–	–
Forward foreign currency options	38	38	–	–	–	–
Forward foreign exchange contracts	16	16	–	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–	–
	71,917	53,012	3,533	1,225	1,739	12,408

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowance

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cash flows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at June 30, 2009, we had acquired a total of 2.7 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	June 30,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 20)	79,902	73,358
Notes payable (Note 20)	2,559	553

Total debt	82,461	73,911
Cash and cash equivalents (Note 14)	(41,492)	(33,684)
Short-term investments	(2,143)	(6,670)
Net debt	38,826	33,557

Equity attributable to equity holders of PLDT	99,297	105,531

Net debt to equity ratio	39%	32%

29. Cash Flow Information

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in million pesos)
Non-cash financing activities:
Recognition of asset retirement obligations (Note 9)	6	51
Conversion of preferred stock subject to mandatory redemption (Note 20)	2	1,072

30. Reclassification of Accounts

Our presentation of certain accounts in our consolidated income statement was changed for the six months ended June 30, 2009. Interest income, financing costs, other income and expenses, gains and losses on foreign exchange and gains and losses on derivative financial instruments are now presented under the caption “Other income (expenses)” account in the consolidated income statement. We believe that this change in presentation provides more reliable and relevant information and better understanding of our results of operation. These reclassifications had no effect on our consolidated reported income before income taxes and net income for the period. Amounts presented for the six months ended June 30, 2008 have been reclassified to conform to the current presentation.

Below are the pro-forma disclosures of the reclassification made for the six months ended June 30, 2008:

	As Released	Reclass	As Adjusted
	(Unaudited)
	(in million pesos)
Revenues	77,615	(6,011)	71,604
Expenses	47,546	(6,659)	40,887
Other expenses – net	–	(648)	(648)